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As filed with the Securities and Exchange Commission on September 23, 2002

Registration No. 333-96887

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

FORM S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VitalStream Holdings, Inc.
(Exact name of registrant as specified in its charter)

Nevada	87-0429944
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

PHILIP N. KAPLAN
Chief Operating Officer
VitalStream Holdings, Inc.
One Jenner, Suite 100
Irvine, California 92618
(949) 743-2000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

BRYAN T. ALLEN, Esq.
Stoel Rives LLP
201 South Main Street, Suite 1100
Salt Lake City, Utah 84111
(801) 328-3131

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement as determined by market conditions.

        If any of the securities being registered on this form are to be offered on a delayed or continuing basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

VITALSTREAM HOLDINGS, INC.

3,848,867 shares of common stock

        This prospectus relates to the offering and sale of 3,848,867 shares of common stock, $.001 par value, of VitalStream Holdings, Inc. All of the offered shares are to be sold by persons who are existing security holders and identified in the section of this prospectus entitled "Selling Shareholders." Of the shares of common stock offered hereby, 1,998,867 shares are currently owned by the selling shareholders and 1,850,000 shares are issuable upon the exercise of outstanding warrants to purchase our common stock. In addition, pursuant to Rule 416 of the Securities Act of 1933, as amended, this prospectus, and the registration statement of which it is a part, covers a presently indeterminate number of shares of common stock issuable upon the occurrence of a stock split, stock dividend, or other similar transaction.

        We will not receive any of the proceeds from the sale of the shares offered hereunder. In the United States, our shares of common stock are listed for trading under the symbol VSTH on the Nasdaq OTC Bulletin Board. On September 18, 2002, the closing sale price of our common shares, as reported by the Nasdaq OTC Bulletin Board, was $0.41 per share.

        Our principal office is located at One Jenner, Suite 100, Irvine, California 92618, and our telephone number is (949) 743-2000.

Consider carefully the risk factors beginning on page 4 in this prospectus before investing in the offered shares being sold with this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Dated September 20, 2002

ABOUT THIS PROSPECTUS	1
PROSPECTUS SUMMARY	1
RISK FACTORS	3
FORWARD-LOOKING STATEMENTS	10
USE OF PROCEEDS	10
SELLING SHAREHOLDERS	10
PLAN OF DISTRIBUTION	14
DESCRIPTION OF OUR CAPITAL STOCK	15
EXPERTS AND LEGAL MATTERS	17
INFORMATION ABOUT OUR COMPANY	18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	33
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	39
ADDITIONAL INFORMATION DELIVERED WITH THIS PROSPECTUS	39
WHERE YOU CAN FIND MORE INFORMATION	39
INDEX TO FINANCIAL STATEMENTS	41

ABOUT THIS PROSPECTUS

        This prospectus provides you with a description of our company, certain risk factors associated with investment in our common shares, a description of the contemplated offering and certain financial information. In addition, you should read the additional information described under the heading "Incorporation of Certain Documents by Reference" on page 39 of this prospectus.

PROSPECTUS SUMMARY

        This summary highlights some information from this prospectus. Because it is a summary, it necessarily does not contain all of the information necessary to your investment decision. To understand this offering fully, you should read carefully the entire prospectus.

Our Company

        VitalStream Holdings, Inc. (formerly known as Sensar Corporation) was incorporated in 1986 in the state of Nevada. VitalStream Holdings historically engaged in the design, development, manufacturing, and marketing of analytical scientific instrumentation. On December 13, 2001, VitalStream Holdings signed a letter of intent with VitalStream, Inc. regarding the merger of VitalStream, Inc. with a wholly-owned subsidiary of VitalStream Holdings. The VitalStream merger, in which the wholly-owned subsidiary of VitalStream Holdings merged with and into VitalStream, Inc. (resulting in VitalStream, Inc. becoming a wholly-owned subsidiary of VitalStream Holdings), was consummated on April 23, 2002.

        VitalStream, Inc. was incorporated in Delaware in March 2000 to provide a complete solution on an outsource basis to customers wishing to broadcast audio and video content and other communications over the Internet. Upon raising its initial capitalization, VitalStream, Inc. entered into a lease for its Irvine, California facilities and commenced construction of its data center. In September 2000, VitalStream, Inc. entered into an agreement to acquire SiteStream, Incorporated. SiteStream had been organized in 1998 for the purpose of operating a website hosting business. SiteStream had failed to achieve profitability; however, it had developed a comparatively substantial customer base for its hosting business and technical expertise in audio and video streaming. VitalStream, Inc. and SiteStream began integrating their operations in November 2000 and began functioning as a fully combined enterprise by the end of the first quarter of 2001.

        Today, through our wholly-owned subsidiary VitalStream, Inc., we offer our customers a range of services including live webcasting, audio and video streaming, media hosting, network design, payment processing, encoding (via third-party resellers) and consulting services. Our mix of products and services allows our customers to concentrate on the creation and marketing of their content, while outsourcing the encoding, data storage and broadcasting functions to us and our partners. Our business model relies upon leveraging our expertise and resources in audio and video streaming technology to persuade customers to utilize our Internet broadcasting services, thereby allowing VitalStream, Inc. to build a base of recurring revenues from monthly or other periodic broadcasting fees. See Information About Our Company beginning on page 19.

The Offering

Securities offered by the selling shareholders	3,848,867 shares of common stock
Shares of our common stock outstanding prior to this offering	22,323,719(1)
Shares of our common stock outstanding following this offering, if all shares are sold	24,173,719(2)
Use of Proceeds	All proceeds of the offering will be received by the selling shareholders.
Risk Factors	You should read the "Risk Factors," beginning on page 3, as well as other cautionary statements throughout this prospectus, before investing in any shares offered hereunder.

(1)
Excludes up to 13,000,282 shares of our common stock that may be issued to former shareholders of VitalStream, Inc. in the VitalStream merger if certain performance and other criteria are met during the next 12-18 months. Also excludes up to 4,867,284 shares of common stock authorized for issuance upon exercise of outstanding options granted pursuant to our stock option plans, 3,132,716 shares of our common stock reserved for the future grant of stock options under such plans, and 1,979,195 shares of common stock subject to outstanding warrants to purchase common stock (which 1,979,195 includes the 1,850,000 shares of common stock subject to outstanding warrants being registered in this offering).

(2)
Assumes exercise of all of the warrants held by the selling shareholders in exchange for 1,850,000 shares of common stock and immediate re-sale of all such shares.

Selling Shareholders

        All of the offered shares are to be sold by four existing security holders of VitalStream Holdings. The selling shareholders acquired their shares and warrants in a private placement of (i) 225,461 shares of Series B Preferred Stock of VitalStream, Inc. completed by VitalStream, Inc. in August 2000 which was subsequently converted into a minimum of 1,692,617 and a maximum of 3,137,570 shares of our common stock in the VitalStream merger, and (ii) 306,250 shares of common stock and warrants to purchase 1,850,000 shares of our common stock that we completed on April 23, 2002 as partial payment of finder's fees associated with closing of the VitalStream merger. Of the between 1,692,617 and 3,137,570 shares issuable in the VitalStream merger to our selling shareholders, only the 1,692,617 shares issued at closing may be offered and sold under this prospectus.

        Of the shares of our common stock offered hereby, 1,998,867 shares are currently owned by the selling shareholders, and 1,850,000 shares are issuable upon the exercise of outstanding warrants to purchase our common stock.

        In addition, pursuant to Rule 416 of the Securities Act, this Prospectus and the registration statement of which it is a part cover a presently indeterminate number of shares of common stock issuable upon the occurrence of a stock split, stock dividend, or other similar transaction. See Selling Shareholders beginning on page 10.

RISK FACTORS

        Before you invest in the shares of our common stock that may be offered pursuant to this prospectus, you should be aware that such investment involves the assumption of various risks. You should consider carefully the risk factors described below together with all of the other information included in this prospectus before you decide to purchase any shares of our common stock.

We have operated at a net loss throughout our limited operating history and may continue to operate at a net loss.

        VitalStream, Inc. was founded in March 2000 and, accordingly, our current business has a limited operating history upon which an evaluation of our prospects and us can be based. VitalStream, Inc. has experienced net losses in each quarter since inception, with net losses of $4.96 million from inception until June 30, 2002. Although we have projected that we will begin generating positive cash flow from operations prior to the start of the fourth quarter of 2002, such projections are based on the assumption that our revenue will continue to grow at the same rate it has grown over the last several months and that we will incur no unanticipated or extraordinary expenses. Competition for new customers in our business is intense, and our revenue may not continue to grow at its current rate. In addition, we may incur extraordinary expenses in connection with acquisition transactions, expansion of our facilities or other events for which we have not budgeted. If our revenue does not continue to grow at its current rate, or if we incur significant unanticipated or extraordinary expenses, we may not achieve positive cash flow when projected, or at all.

        In addition, because of non-cash expenses such as depreciation and amortization, even if we reach positive cash flow, we will not have reached financial statement profitability. Achieving financial statement profitability would require additional growth in our revenues in such an amount that the additional gross profit from those additional revenues would be sufficient to cover the non-cash expenses. We can provide no assurance that we will ever become profitable.

Our target market is new and may not grow at a pace that permits us to continue to grow.

        The market for Internet broadcasting services is new and rapidly evolving. We cannot be certain that a viable market for our services will emerge or be sustainable. Factors that may inhibit the development of a viable market for Internet broadcasting services include:

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  Content providers may be unwilling to broadcast over the Internet because of issues such as protecting copyrights, royalty payments to artists and publishers, illegal copying and distribution of data, and other intellectual property right issues.

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  Consumers may decide not to acquire broadband connectivity to the Internet at anticipated rates because of, among other factors, poor reception of electronic broadcasts or the creation or expansion of competing technologies that provide a similar service at lower cost.

If the market for Internet broadcasting services does not develop, or develops more slowly than expected, our business, results of operations and financial condition will be seriously harmed.

We may be unable to manage significant growth.

        In order to successfully implement our business strategy, we must establish and achieve substantial growth in our customer base through sales, through business acquisitions or a combination thereof. If achieved, significant growth would place significant demands on our management and systems of financial and internal controls, and will almost certainly require an increase in the capacity, efficiency and accuracy of our billing and customer support systems. Moreover, significant growth would require an increase in the number of our personnel, particularly sales and marketing, customer service and technical personnel. The market for such personnel remains highly competitive, and we may not be able to attract and retain the qualified personnel required by our business strategy. Further, if successful in attracting new customers, we will outgrow our present facilities, placing additional strains on our management in trying to locate and to manage multiple locations.

We may be unable to obtain capital necessary to continue operations and fuel growth.

        Our business plan contemplates continued expansion of our operations in the foreseeable future. If we are to grow as contemplated, of which there can be no assurance, we will need to seek additional funding from the capital markets. We expect to fund our future capital requirements, if any, through existing resources, sales of our services and debt or equity financings.

        We may not be successful in raising sufficient debt or equity capital on terms that we consider acceptable, or at all. Failure to generate sufficient funds may require us to delay or abandon some of our future expansion or planned expenditures or to discontinue some of our operations, which would have a material adverse effect on our growth and our ability to compete in the electronic broadcasting industry.

We may be unable to compete successfully against existing or future competitors.

        Our current and future competitors in Internet broadcasting may include other digital content delivery providers, Internet broadcast network specialty providers and alternative access providers such as various cable television companies, direct broadcast satellite, DSL, wireless communications providers and other established media companies. Many of these competitors have greater market presence, brand recognition, engineering and marketing capabilities, and financial, technological and personnel resources than we do. As a result, our competitors may be able to:

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  deploy new media-related products and services more quickly;

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  develop and expand their communications and network infrastructures more quickly;

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  adapt more swiftly to new or emerging technologies and changes in customer requirements;

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  take advantage of acquisition and other opportunities more readily; and

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  devote greater resources to the marketing and sales of their products.

In addition, various organizations, including certain of those identified above, have entered into or are forming joint ventures or consortiums to provide services similar to our services.

Our services are subject to system failure and security risks.

        Our operations are dependent upon our ability to protect our network infrastructure against damage from natural disasters, such as fire, earthquakes and floods, as well as power loss, telecommunications failures and similar events. Most of our network and computer equipment, including components critical to our operations, are currently concentrated in one location in California, which in the recent past has experienced threatened power shortages. The remainder of our equipment is in two, third-party data centers, one located in Ashburn, Virginia, and the other in Chicago, Illinois. The occurrence of a natural disaster or other unanticipated system or power failures could cause interruptions in the services we provide. Although we provide backup power solutions, power failures or the lack of expansion power within our location could cause interruptions in our service. Additionally, failure of one or several of our telecommunications providers to provide the data communications capacity we require as a result of natural disasters, operational disruptions or for any other reason could cause interruptions in the services we provide. Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition and results of operations.

        Our networks are also subject to factors that could cause interruptions in service or reduced capacity for our customers. Despite the implementation of security measures, the core of our network infrastructure is vulnerable to unauthorized access, computer viruses, equipment failure and other disruptive problems, including the following:

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  We and our users may experience interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others.

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  Unauthorized access may jeopardize the security of confidential information stored in our computer systems and our customers' computer systems, which may result in liability to our customers and also may deter potential customers.

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  We may face liability for transmitting viruses to third parties that damage or impair their access to computer networks, programs, data or information.

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  There may be a systemic failure of Internet communications, leading to claims associated with the general unavailability of the Internet.

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  Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our customers.

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  Although we employ redundant systems virtually throughout our network, it is possible for equipment failure to disrupt service to our customers, which could materially impact our operations.

The occurrence of any unauthorized access, computer virus, equipment failure or other disruptive problem could have a material adverse affect on our business, financial condition and results of operations.

We are dependent upon key personnel who may leave at any time.

        We are highly dependent upon the efforts of our senior management team, the loss of any of whom could impede our growth and ability to execute our business strategy. Although our principal managers have significant equity interests in the company, none are party to long-term employment agreements with the company. In addition, we believe that our future success will depend in large part on our ability to attract and retain qualified technical and marketing personnel for whom there is intense competition in the areas of our activities. The loss of the services of key personnel or the failure to attract or retain additional personnel as required could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to keep up with evolving industry standards and changing user needs.

        The market for Internet media-related services is characterized by rapidly changing technology, evolving industry standards, changing user needs and frequent new service and product introductions. Our success will depend in part on our ability to identify, obtain authorized access to and use third party-provided technologies effectively, to continue to develop our technical capabilities, to enhance our existing services and to develop new services to meet changing user needs in a timely and cost-effective manner. In addition, new industry standards have the potential to replace or provide lower-cost alternatives to our services. The adoption of such new industry standards could render our existing services obsolete and unmarketable or require reduction in the fees charged. Any failure on our part to identify, adopt and use new technologies effectively, to develop our technical capabilities, to develop new services or to enhance existing services in a timely and cost-effective manner could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to grow if methods of high-speed Internet access are not widely deployed.

        Our business is greatly enhanced by (and generally assumes adoption of) fundamental changes in the method of Internet access delivery to consumers. Currently, consumers access the Internet primarily via computers connected to public telephone networks through dial-up access or leased lines. A number of alternative methods for users to obtain high-speed access to the Internet, including cable modems, DSL, satellites and other terrestrial and wireless telecommunications technologies, collectively "Broadband Internet Access," currently provided by third party suppliers are in use or are under development. We believe that these technologies need to be deployed to consumers on a large scale before the delivery of media entertainment over the Internet will be truly viable. The failure of Broadband Internet Access to gain rapid acceptance could have a material adverse effect on our ability to execute our business plan and consequently on our business, financial condition and results of operations. Recent financial difficulties and outright bankruptcies experienced by several high profile wholesale and consumer providers of broadband connectivity may negatively impact the growth rate and availability of Broadband Internet Access.

We are dependent upon third-party suppliers and may be unable to find alternative suppliers.

        We rely on other companies to supply key components of our network infrastructure, including telecommunications services and networking equipment, which are available only from limited sources. Additionally, we rely on third-party development of technology to provide media-related functionality, such as streaming media formats and payment processing. We do not have long-term agreements governing the supply of many of these services or technologies. There can be no assurance that we can continue to obtain such services or licenses for such technologies at a commercially reasonable cost.

        We are also dependent upon regional bell operating companies, and certain other local exchange carriers, Competitive Local Exchange Carriers, and other access providers to provide telecommunications services to our customers and to us. Certain of these telecommunications companies compete with us. Additionally, many of the access providers have experienced financial problems, and some have even gone into bankruptcy. We have, from time to time, experienced delays and interruptions in receiving telecommunications services, and there can be no assurance that we will be able to obtain such services on the scale and within the time frames we require at a commercially reasonable cost, if at all. Some of our suppliers, including the region bell operating companies and certain other local exchange carriers, are currently subject to tariff controls and other price constraints, which in the future could be changed. Such regulatory changes could result in increased prices of services and products to us.

Increases in government regulation may have an adverse affect on our business.

        The services provided by telecommunications carriers are governed by regulatory policies establishing charges and terms for wireline communications. We are not a telecommunications carrier but we do provide Internet broadcasting services, in part, through data transmissions over private and public telephone lines provided by telecommunications carriers. Operators of value-added networks that utilize regulated transmission facilities only as part of a data services package currently are excluded from regulations that apply to "telecommunications carriers" and, as such, we are not currently subject to direct regulation by the Federal Communications Commission (the "FCC"). The FCC has to date treated companies providing services similar to those provided by us as "enhanced service providers," exempt from federal and state regulations governing common carriers, including the obligation to pay access charges and contribute to the universal service fund. If the FCC were to require Internet service providers like us to pay access charges or to contribute to the universal service fund when the Internet service provider provides its own transmission facilities and engages in data transport over those facilities in order to provide an information service, the resultant increase in cost could have a material adverse effect on our operations and our financial condition.

        Additionally, electronic commerce on the Internet has been generally exempted from taxation at the federal and state levels since 1995. This exemption is occasionally under examination by the United States Congress, where there can be no assurance that it will continue. If the United States Congress or states enact new taxes on electronic commerce, it could have a material adverse effect on our business, financial condition and results of operations.

Trading in our common stock is thin, and there is a limit to the liquidity of our common stock.

        Our common stock is quoted on the Nasdaq OTC Bulletin Board. The volume of trading in our common stock is limited and likely dominated by a few individuals. Because of the thinness of the market for our stock, the price of our common stock may be subject to manipulation by one or more shareholders. In addition, the limited volume of trading limits significantly the number of shares that one can purchase or sell in a short period of time. Consequently, an investor may find it more difficult to dispose of shares of our common stock or to obtain a fair price for our common stock in the market.

Our stock price is volatile and subject to manipulation.

        The market price of our common stock, like that of the securities of other early stage companies, may be highly volatile. Our stock price may change dramatically as the result of various factors, including the following:

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  Manipulation of our stock price by existing or future shareholders;

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  Announcements by us or competitors concerning technological innovations, new products or procedures developed by us or our competitors,

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  The adoption or amendment of governmental regulations and similar developments in the United States and abroad that may affect our products, financial markets in which our stock trades specifically or financial markets generally,

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  Disputes relating to patents or proprietary rights,

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  Publicity regarding actual or potential results relating to product candidates under development by us or a competitor,

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  Delays in product development,

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  Slow acceptance of our products in new or existing markets, and

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  Economic and other external market factors, such as a general decline in market prices due to poor economic indication or investor distrust.

Our ability to issue preferred stock may significantly dilute ownership and voting power and negatively affect the price of our common stock.

        Under our Articles of Incorporation, as amended, we are authorized to issue up to 10,000,000 shares of preferred stock. Our Board of Directors has the authority to create various series of preferred stock with such voting and other rights superior to those of our common stock and to issue such stock without shareholder approval. This issuance of such preferred stock would dilute the ownership and voting power of the holders of our common stock and may have a negative effect on the price of our common stock. The issuance of preferred stock without shareholder approval may also be used by management to stop or delay a change of control.

We may issue an additional 13 million shares of common stock to the former shareholders of VitalStream, Inc., which could cause significant dilution of our common stock.

        Under the terms of our merger agreement with VitalStream, Inc., we agreed to issue up to approximately 13 million additional shares of our common stock to the former shareholders of VitalStream, Inc. if certain financial performance and other thresholds are met. See Information About Our Company—Business of VitalStream Holdings / VitalStream—Exchange of VitalStream Shares for VitalStream Holdings Shares for a description of the specific financial performance and other thresholds. The issuance of the additional approximately 13 million shares of our common stock would dilute the ownership and voting power of the holders of our common stock and may have a negative effect on the market price of our common stock.

We have limited tangible net assets, and our shareholders will receive very little, if any, in exchange for their shares if our company is liquidated for any reason.

        Our unaudited net tangible book value at June 30, 2002 was $744,168, or approximately $0.03 per each of the 22,232,999 shares of our common stock then outstanding. If our company were to cease operations and be liquidated for any reason, the re-sale value of our intellectual property and other intangible assets would be minimal, and the re-sale of our tangible net assets would likely be $744,168 or less. If our company ever ceases operations and is liquidated for any reason, holders of our common stock could expect to receive an insubstantial amount of consideration, if any, in exchange for their shares.

We have not declared any dividends with respect to our common stock.

        Neither VitalStream Holdings nor VitalStream, Inc. has ever paid cash dividends on its common stock. We intend to retain earnings, if any, to finance the operation and expansion of our business and, therefore, we do not expect to pay cash dividends on our shares of common stock in the foreseeable future.

Our common stock may be a "penny stock" and subject to certain regulatory action that limits or restricts the market for such stock.

        Shares of our common stock may be deemed to be "penny stock," resulting in increased risks to our investors and certain requirements being imposed on some brokers who execute transactions in our common stock. In general, a penny stock is an equity security that

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  Is priced under five dollars;

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  Is not traded on a national stock exchange, the Nasdaq National Market or the Nasdaq SmallCap Market;

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  Is issued by a company that has less than $5 million dollars in net tangible assets (if it has been in continuous operation for less than three years) or has less than $2 million dollars in net tangible assets (if it has been in continuous operation for at least three years); and

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  Is issued by a company that has average revenues of less than $6 million for the past three years.

        Our common stock has a trading price below five dollars; our common stock is not trading on an exchange or NASDAQ; we have average revenues of less than $6 million; depending upon how governing rules are interpreted, we probably have not been in continuous operation for more than three years; and we have less than $5 million dollars in net tangible assets. Accordingly, we believe that our common stock is likely a "penny stock." At any time our common stock qualifies as a penny stock, the following requirements, among others, will generally apply:

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  Certain broker-dealers who recommend our common stock to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale.

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  Prior to executing any transaction involving our common stock, certain broker-dealers must deliver to certain purchasers a disclosure schedule explaining the risks involved in owning penny stock, the broker-dealer's duties to the customer, a toll-free telephone number for inquiries about the broker-dealer's disciplinary history, and the customer's rights and remedies in case of fraud or abuse in the sale.

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  In connection with the execution of any transaction involving our common stock, certain broker dealers must deliver to certain purchasers the following:

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  Bid and offer price quotes and volume information;

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  The broker-dealer's compensation for the trade;

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  The compensation received by certain salespersons for the trade;

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  Monthly account statements; and

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  A written statement of the customer's financial situation and investment goals.

        These requirements significantly add to the burden of the broker-dealer and limit the market for penny stocks. These regulatory burdens may severely affect the liquidity and market price for our common stock.

We may be subject to certain provisions of the California corporate code at various times.

        Because we are a Nevada corporation, the rights of our stockholders are generally governed by the Nevada Private Corporations Law. However, under Section 2115(a) of the California Corporations Code, we are subject to various sections of the California Corporations Code during any year if, on January 1 of such year, more than one-half of our outstanding voting securities are held by California residents and our principal business operations are located in California. We expect that, as of January 1, 2003, California residents will hold more than one-half of our outstanding voting securities and our principal business operations will be located in California. During any year that is the case, the rights of VitalStream Holdings shareholders will be altered by the effect of Section 2115(a) of the California Corporations Code. Although such provisions are designed to enhance the rights of shareholders, they may benefit some shareholders at the expense of others, limit management's ability to operate the Company and, in instances where Nevada and applicable California corporate law conflict, cause confusion about what laws govern the actions of VitalStream Holdings.

FORWARD-LOOKING STATEMENTS

        This prospectus contains various forward-looking statements. Such statements can be identified by the use of the forward-looking words "anticipate," "estimate," "project," "likely," "believe," "intend," "expect," or similar words. These statements discuss future expectations, contain projections regarding future developments, operations, or financial conditions, or state other forward-looking information. When considering such forward-looking statements, you should keep in mind the risk factors noted in the previous section and other cautionary statements throughout this prospectus and our filings with the SEC that are incorporated herein by reference. You should also keep in mind that all forward-looking statements are based on management's existing beliefs about present and future events outside of management's control and on assumptions that may prove to be incorrect. If one or more risks identified in this prospectus or any applicable filings materializes, or any other underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected, or intended.

        Among the key factors that may have a direct bearing on our operating results are risks and uncertainties described under "Risk Factors" above, including those attributable to the absence of profits, uncertainties regarding the future demand for our products and services, the competitive advantages of companies that compete, or may compete, in our market, and uncertainties regarding our ability to obtain capital sufficient to continue our operations and pursue our proposed business strategy.

USE OF PROCEEDS

        All proceeds from any sale of offered shares, less commissions and other customary fees and expenses, will be paid directly to the selling shareholders selling the offered shares. We will not receive any proceeds from the sale of any of the offered shares.

SELLING SHAREHOLDERS

        All of the offered shares are to be sold by four existing security holders of VitalStream Holdings. The selling shareholders acquired their shares and warrants in a private placement of (i) 225,461 shares of Series B Preferred Stock of VitalStream, Inc. completed by VitalStream, Inc. in August 2000 which was subsequently converted into a minimum of 1,692,617 and a maximum of 3,137,570 shares of our common stock in the VitalStream merger, and (ii) 306,250 shares of common stock and warrants to purchase 1,850,000 shares of our common stock that we completed on April 23, 2002 as partial payment of finder's fees associated with closing of the VitalStream merger. Of the between 1,692,617 and 3,137,570 shares issuable in the VitalStream merger to our selling shareholders, only the 1,692,617 shares issued at closing may be offered and sold under this prospectus.

        Of the shares of common stock offered hereby, 1,998,867 shares are currently owned by the selling shareholders and 1,850,000 shares are issuable upon the exercise of outstanding warrants to purchase our common stock.

        For purposes of this prospectus, we have assumed that the number of shares issuable upon exercise of each of the warrants is the number stated on the face thereof. The number of shares issuable upon exercise of the warrants, and available for resale hereunder, is subject to adjustment and could materially differ from the estimated amount depending on the occurrence of a stock split, stock dividend, or similar transaction resulting in an adjustment in the number of shares subject to the warrants.

Beneficial Ownership of Selling Shareholders

        The table below sets forth, as of September 1, 2002:

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  the name of each selling shareholder,

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  certain beneficial ownership information with respect to the selling shareholders,

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  the number of shares that may be sold from time to time by each selling shareholder pursuant to this prospectus, and

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  the amount (and, if one percent or more, the percentage) of shares of common stock to be owned by each selling shareholder if all offered shares are sold.

        Beneficial ownership is determined in accordance with SEC rules and generally indicates that a person holds voting or investment power with respect to securities. Shares of common stock that are issuable upon the exercise of outstanding options, warrants or other purchase rights, to the extent exercisable within 60 days of September 1, 2002, are treated as outstanding for purposes of computing each selling shareholder's percentage ownership of outstanding shares of common stock.

	Beneficial Ownership Prior to Offering			Shares Beneficially Owned upon Completion of the Offering(1)
			Number of Shares Being Offered
Beneficial Owner	Number of Shares	Percent(2)		Number of Shares	Percent(2)
Liberty Wanger Asset Management L.P.	2,114,238(3)	9.5%	1,692,617	421,621	1.9%
Joe Kowal	1,306,250(4)	5.6%	1,306,250	0	—
Gary Madrid	637,500(5)	2.8%	637,500	0	—
Brookstreet Securities Corporation	212,500(6)	0.9%	212,500	0	—
All Selling Shareholders as a Group	4,270,488(7)	17.7%	3,848,867	421,621	1.9%

(1)
Assuming the sale by each selling shareholder of all of the shares offered hereunder by such selling shareholder. There can be no assurance that any of the shares offered hereby will be sold.

(2)
The percentages set forth above have been computed assuming the number of shares of common stock outstanding equals the sum of (a) 22,323,719, which is the number of shares of common stock actually outstanding on September 1, 2002, and (b) shares of common stock subject to warrants, options and similar securities exercisable to purchase common stock within 60 days by the selling shareholder with respect to which such percentage is calculated.

(3)
Includes 1,472,651 shares of common stock owned by Acorn Investment Trust and 641,587 shares of common stock owned by WestCoast & Co., both of which are managed by John Park at Liberty Wanger Asset Management L.P. Does not include up to an additional 1,257,172 shares of common stock that may be received by Acorn Investment Trust and an additional 547,710 shares of common stock that may be received by WestCoast & Co. during the next 12-18 months if certain performance and other criteria are satisfied with respect to the VitalStream merger.

(4)
Includes 1,000,000 shares of common stock issuable by us upon the exercise of warrants held by such person.

(5)
Represents 637,500 shares of common stock issuable by us upon the exercise of warrants held by Gary Madrid.

(6)
Represents 212,500 shares of common stock issuable by us upon the exercise of warrants held by Brookstreet Securities Corporation, whose investment decisions are made by Stanley Brooks, President of Brookstreet Securities Corporation.

(7)
Includes 1,850,000 shares of common stock issuable by us upon the exercise of warrants held by the selling shareholders.

        We believe that the selling shareholders who are individuals have sole voting and investment power with respect to all shares shown as beneficially owned by them. We believe that voting and investment power with respect to shares shown as beneficially owned by selling shareholders who are entities resides with the individuals identified in the preceding table. There can be no assurance that any of the shares offered hereby will be sold.

Private Placement of Shares and Warrants

Liberty Wanger Asset Management L.P.

        Acorn Investment Trust and WestCoast & Co., which are managed by Liberty Wanger Asset Management L.P., acquired an aggregate of 225,461 shares of Series B Preferred Stock of VitalStream, Inc. pursuant to a securities purchase agreement with VitalStream, Inc. dated August 2000 in a private placement that was exempt from the registration and qualification requirements of governing securities laws. Each share of VitalStream, Inc. Series B Preferred Stock was initially convertible into 10 shares of VitalStream, Inc. common stock; however, such conversion ratio was increased to approximately 10.32 per share pursuant to antidilution provisions as a result of a subsequent private placement by VitalStream, Inc..

        The 225,461 shares of Series B Preferred Stock held by the selling shareholders were converted into approximately 2,328,439 shares of VitalStream, Inc. common stock prior to the closing of the VitalStream merger. In the merger, such 2,328,439 shares of VitalStream, Inc. common stock were exchanged for the right to receive 1,692,617 shares of our common stock at the closing of the merger and, if certain performance and other criteria are satisfied, up to an additional 1,444,953 shares of our common stock to be distributed sometime during the next 18 months. See Information About Our Company—Business of VitalStream Holdings / VitalStream—Certain Terms of the VitalStream Merger Agreement.

        The shares that may be offered pursuant to this prospectus include the 1,692,617 shares of our common stock issued to Acorn Investment Trust and WestCoast & Co. in the VitalStream merger in connection with their shares of VitalStream, Inc. Series B Preferred Stock but does not include any of the up to an additional 1,444,953 shares of our common stock that such entities may receive in the next 18 months if certain performance and other criteria are satisfied.

Joe Kowal

        Mr. Kowal acquired 306,250 shares of our common stock and a warrant to purchase 1,000,000 shares of our common stock on April 23, 2002 in exchange for services provided to VitalStream Holdings, Inc. in the VitalStream merger and to be provided under a consulting agreement entered into in connection with the VitalStream merger. Such securities were offered and sold in a private placement that was exempt from the registration and qualification requirements of governing securities laws. The 306,250 shares of common stock are subject to a contractual restriction prohibiting re-sale thereof prior to March 1, 2003. The warrants have an exercise price of $.40 per share and expire on October 23, 2003. The warrants include standard anti-dilution provisions pursuant to which the exercise price and number of shares issuable thereunder is adjusted proportionately in the event of a stock split, stock dividend, recapitalization or similar transaction. The warrants terminate (following 30 days notice and an opportunity to exercise) upon the occurrence of a change of control transaction. The shares that may be offered pursuant to this prospectus include the 306,250 share of common stock described above and the shares of common stock issuable upon the exercise of the warrants.

BrookStreet Securities Corporation

        BrookStreet Securities Corporation acquired a warrant to purchase 212,500 shares of our common stock on April 23, 2002 in exchange for services provided to VitalStream, Inc. in the VitalStream merger and to be provided under a consulting agreement entered into in connection with the VitalStream merger. Such securities were offered and sold in a private placement that was exempt from the registration and qualification requirements of governing securities laws. All of such warrants have an exercise price of $.50 per share and expire on October 23, 2003. The warrants include standard anti-dilution provisions pursuant to which the exercise price and number of shares issuable thereunder is adjusted proportionately in the event of a stock split, stock dividend, recapitalization or similar transaction. The warrants terminate (following 20 days notice and an opportunity to exercise) upon the occurrence of a change of control transaction. The shares that may be offered pursuant to this prospectus include the shares of common stock issuable upon the exercise of the warrants.

Gary Madrid

        Mr. Madrid acquired a warrant to purchase 637,500 shares of our common stock on April 23, 2002 in exchange for services provided to VitalStream, Inc. in the VitalStream merger and to be provided under a consulting agreement entered into in connection with the VitalStream merger. Such securities were offered and sold in a private placement that was exempt from the registration and qualification requirements of governing securities laws. All of such warrants have an exercise price of $.50 per share and expire on October 23, 2003. The warrants include standard anti-dilution provisions pursuant to which the exercise price and number of shares issuable thereunder is adjusted proportionately in the event of a stock split, stock dividend, recapitalization or similar transaction. The warrants terminate (following 20 days notice and an opportunity to exercise) upon the occurrence of a change of control transaction. The shares that may be offered pursuant to this prospectus include the shares of common stock issuable upon the exercise of the warrants.

PLAN OF DISTRIBUTION

        The shares offered by this prospectus may be sold from time to time by the selling shareholders, who consist of the persons named as "selling shareholders" above and those persons' pledgees, donees, transferees or other successors in interest. The selling shareholders may sell the offered shares on the Nasdaq OTC Bulletin Board, or otherwise, at market prices or at negotiated prices. They may sell shares by one or a combination of the following:

  •
  a block trade in which a broker or dealer so engaged will attempt to sell the offered shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

  •
  ordinary brokerage transactions and transactions in which a broker solicits purchasers;

  •
  an exchange distribution in accordance with the rules of such exchange;

  •
  privately negotiated transactions;

  •
  if such a sale qualifies, in accordance with Rule 144 promulgated under the Securities Act rather than pursuant to this prospectus; or

  •
  any other method permitted pursuant to applicable law.

        In making sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from such selling shareholders in amounts to be negotiated prior to the sale. Such selling shareholders and any broker-dealers that participate in the distribution may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any proceeds or commissions received by them, and any profits on the resale of shares sold by broker-dealers, may be deemed to be underwriting discounts and commissions. If a selling shareholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a prospectus supplement, if required pursuant to the Securities Act of 1933, setting forth:

  •
  the name of each of the participating broker-dealers,

  •
  the number of shares involved,

  •
  the price at which the offered shares are to be sold,

  •
  the commissions paid or discounts or concessions allowed to the broker-dealers, where applicable;

  •
  a statement to the effect that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

  •
  any other facts material to the transaction.

        We are paying the expenses incurred in connection with preparing and filing this prospectus and the registration statement to which it relates, other than selling commissions. To the extent, if any, that a selling shareholder may be considered an "underwriter" within the meaning of the Securities Act, the sale of the shares by it shall be covered by this prospectus.

        We have not retained any underwriter, broker or dealer to facilitate the offer or sale of the offered shares offered hereby. We will pay no underwriting commissions or discounts in connection therewith, and we will not receive any proceeds from the sale of the offered shares.

        In order to comply with the securities laws of certain states, if applicable, the offered securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the offered shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available.

DESCRIPTION OF OUR CAPITAL STOCK

General

        Our authorized capital stock consists of 290,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value.

        The rights of our stockholders are governed by our charter documents and the Nevada Private Corporations Law, NRS Section 78 et seq. However, management expects that on January 1, 2003 California residents will hold more than one-half of our outstanding voting securities, and our principal business operations will be located in California. If a majority of certain business measures and a majority of our shareholders are located in California on January 1, 2003, we will be deemed to be a "quasi-California" corporation within the meaning of Section 2115(a) of the California Corporations Code as of January 1, 2003, and many provisions of the California Corporations Code will apply to VitalStream Holdings and its stockholders beginning in 2003. VitalStream Holdings will cease to be subject to the provisions of Section 2115 at such future time as its shares become listed on certain designated national securities exchanges, at such time as either fewer than one-half of its outstanding equity securities are held of record by persons who are not residents of the State of California or the majority of its business operations are located outside of the State of California. VitalStream Holdings is unable to predict when or if any of these events will occur in the future.

Our Common Stock

        As of September 1, 2002, there are 22,323,719 shares of VitalStream Holdings common stock were outstanding, held of record by approximately 400 stockholders and beneficially owned by an estimated 10,000 stockholders. In addition, under the terms of our merger agreement with VitalStream, Inc., we agreed to issue up to approximately 13 million additional shares of our common stock to the former shareholders of VitalStream, Inc. if certain financial performance and other thresholds are met. As of August 1, 2002, no shares of preferred stock are outstanding.

        Holders of our common stock are entitled to receive any dividends properly declared by our board. Holders of our common stock are entitled to one vote per share on all matters on which the holders of our common stock are entitled to vote. Holders of our common stock do not have any cumulative voting rights. However, at any time VitalStream Holdings is deemed to be a "quasi-California" corporation pursuant to California Corporations Code Section 2115(a), Section 2115(b) of the California Corporations Code will give VitalStream Holdings stockholders the right to cumulatively vote their shares for the election of directors if one stockholder has given notice at the meeting prior to voting of the stockholder's intent to cumulate the stockholder's vote.

        Our board of directors is classified into three classes, and one class is elected at each annual meeting of shareholders to serve for three years or until their successors are elected. The term of Mr. Paul Summers will expire in 2004; the terms of Messrs. Philip N. Kaplan and Leonard Wanger will expire in 2003, and the term of Mr. Peter Grubstein will expire in 2002, each as of the date of the annual meeting in such year. Because our board of directors is classified, in general, shareholders will have the opportunity to replace only one or two of our directors at each annual meeting.

        Holders of our common stock have no preemptive, conversion, redemption or sinking fund rights. If we are liquidated, dissolved or wound up, holders of our common stock are entitled to share equally and ratably in the remaining assets of VitalStream Holdings after

  •
  the payment of all our liabilities; and

  •
  the liquidation preference of any outstanding class or series of our preferred stock.

The outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of our common stock are subject to any series of our preferred stock that we may issue in the future, as described below.

Our Preferred Stock

        Our board of directors has the authority to issue preferred stock in one or more series and to fix the number, designation, power, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, if any, of any series of preferred stock, including, without limitation, the following, without any further vote or action by our stockholders:

  •
  the distinctive designation of, and the number of shares of preferred stock that shall constitute the series, which number may be increased (except as otherwise fixed by the board of directors) or decreased (but not below the number of shares thereof then outstanding) from time to time by action of the board of directors;

  •
  the rate and times at which, and the terms and conditions upon which, dividends, if any, on shares of the series shall be paid, the extent of preferences or relation, if any, of such dividends to the dividends payable on any other class or classes of our stock, or on any series of preferred stock or of any other class or classes of our stock, and whether such dividends shall be cumulative or non-cumulative;

  •
  the right, if any, of the holders of shares of the series to convert the same into, or exchange the same for, shares of any other class or classes of our stock, or of any series of preferred stock or of any other class or classes of our stock, and the terms and conditions of such conversion of exchange;

  •
  whether shares of the series shall be subject to redemption, and the redemption price or prices including, without limitation, a redemption price or prices payable in shares of the common stock and the time or times at which, and the terms and conditions upon which, shares of the series may be redeemed;

  •
  the rights, if any, of the holders of shares of the series upon voluntary or involuntary liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding-up of VitalStream Holdings;

  •
  the terms of the sinking fund or redemption or purchase account, if any, to be provided for shares of the series; and

  •
  the voting power, if any, of the holders of shares of the series which may, without limiting the generality of the foregoing, include the right to more or less than one vote per share of any or all matters voted upon by the stockholders and the right to vote, as a series by itself or together with other series of preferred stock as a class, upon such matters, under such circumstances and upon such conditions as the board of directors may fix, including, without limitation, the right, voting as a series by itself or together with other series of preferred stock or together with all series of preferred stock as a class, to elect one or more directors of VitalStream Holdings in the event there shall have been a default in the payment of dividends on any one or more series of preferred stock or under such other circumstances and upon such condition as the board may determine.

The issuance of preferred stock by our board could adversely affect the rights of holders of our common stock. The potential issuance of our preferred stock may:

  •
  have the effect of delaying or preventing a change in control of VitalStream Holdings;

  •
  discourage bids for our common stock at a premium over the market price of our common stock; and

  •
  adversely affect the market price of, and the voting, dividend, liquidation and other rights of the holders of our common stock.

Change of Control Provisions

        We are subject to the Nevada Corporate Code, which includes a section entitled "Combinations with Interested Stockholders" that governs business combinations between corporations and interested stockholders. This section generally provides that if a person or entity acquires 10% or more of the outstanding voting stock of a Nevada corporation, the Nevada corporation and the person or entity, or any affiliated entity of the person or entity, may not engage in specified business combination transactions for three years following the date the person became a 10% or greater stockholder. Business combination transactions for this purpose include:

  •
  a merger or plan of share exchange;

  •
  any sale, lease mortgage or other disposition of assets of the corporation having a market value equal to the market value of 5% of the assets of the corporation, 5% of the outstanding shares of the corporation or 10% of the earning power of the corporation;

  •
  specified transactions that result in the issuance or transfer of capital stock with a market value equal to 5% of the aggregate market value of all outstanding shares of capital stock of the corporation to the 10% or greater stockholder or an affiliate; and

  •
  certain other transactions which have the effect of increasing the proportion of the outstanding shares of any class or series of voting shares owned by the 10% or greater stockholder.

        These restrictions do not apply if the board of directors approves the business combination or the transaction that resulted in the stockholder becoming a 10% or greater stockholder before the stockholder acquires 10% or more of the corporation's voting stock. There are also certain exceptions to these restrictions that apply if specified criteria suggesting the fairness of a combination are satisfied.

        The "Combinations with Interested Stockholders" sections of the Nevada Corporate Code also contain limitations on transactions entered into with the 10% or greater stockholder after the expiration of the three-year period following the date the person became a 10% or greater stockholder.

EXPERTS AND LEGAL MATTERS

        The consolidated financial statements of VitalStream Holdings, Inc. (formerly known as Sensar Corporation) incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Grant Thornton LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of VitalStream, Inc. and subsidiary included in the prospectus and incorporated in this prospectus by reference from Amendment No. 1 to Current Report on Form 8-K dated May 15, 2002 and attached hereto have been audited by Rose, Snyder & Jacobs, independent auditors, as stated in their report, which is included herein and incorporated herein by reference, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        Certain legal matters related to the shares being offered hereby are being passed upon for us by Stoel Rives LLP, Salt Lake City, Utah.

INFORMATION ABOUT OUR COMPANY

        This prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. Persons considering purchasing shares of our common stock are cautioned that our actual results will differ (and may differ significantly) from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those factors discussed herein under "Risk Factors" beginning on page 3 and elsewhere in this prospectus. The reader is also encouraged to review our other filings with the Securities and Exchange Commission describing other factors that may affect our future results.

Business of VitalStream Holdings / VitalStream

Background of VitalStream Holdings

        VitalStream Holdings, Inc. (formerly known as Sensar Corporation) was incorporated in 1986 in the state of Nevada. VitalStream Holdings's principal executive offices are located at One Jenner, Suite 100, Irvine, California 92618, and its telephone number is (949) 743-2000.

        VitalStream Holdings historically engaged in the design, development, manufacturing, and marketing of analytical scientific instrumentation. After experiencing losses for several years, during 1999, VitalStream Holdings sold substantially all of its assets relating to its prior operations and abandoned certain development projects. On December 13, 2001, VitalStream Holdings signed a letter of intent with VitalStream, Inc. regarding the merger of VitalStream, Inc. with a wholly-owned subsidiary of VitalStream Holdings. The VitalStream merger, in which the wholly-owned subsidiary of VitalStream Holdings merged with and into VitalStream, Inc. and VitalStream, Inc. became a wholly-owned subsidiary of VitalStream Holdings, was consummated on April 23, 2002.

        Throughout the remainder of this prospectus, the terms "we," the "Company" or similar terms refer to VitalStream Holdings, Inc., VitalStream, Inc., and SiteStream Incorporated on a consolidated basis. When we desire to draw a distinction between VitalStream Holdings, Inc. and VitalStream, Inc., we refer to VitalStream Holdings, Inc., as "VitalStream Holdings" and to VitalStream, Inc. (together with SiteStream, Incorporated) as "VitalStream."

Background of VitalStream, Inc.

        VitalStream was formed in March 2000 to provide a complete solution on an outsource basis to customers wishing to broadcast audio and video content and other communications over the Internet. Upon raising its initial capitalization, VitalStream entered into a lease for its Irvine, California facilities and commenced construction of its data center. In September 2000, it entered into an agreement to acquire SiteStream, Incorporated pursuant to which SiteStream would become a wholly-owned subsidiary of VitalStream. SiteStream had been organized in 1998 for the purpose of operating a website hosting business. SiteStream had suffered losses from its inception through the date of its acquisition by VitalStream and was near insolvency when the merger was consummated. Although SiteStream had failed to achieve profitability, it did develop a substantial customer base for its hosting business, with many clients engaged in broadcasting audio, video and interactive content over the Internet. SiteStream had also developed technical expertise in audio and video streaming, as well as much of the technology underlying VitalStream's key product. VitalStream viewed the prospective acquisition of SiteStream as an opportunity to obtain a recurring revenue stream from a customer base largely engaged in its target market, as well as an operating business platform with broadcasting expertise and related technology to accelerate the execution of its business plan. VitalStream and SiteStream began integrating their operations in November 2000, and began functioning as a fully combined enterprise by the end of the first quarter of 2001.

        Today, VitalStream offers its customers a range of services including live webcasting, audio and video streaming, media hosting, network design, payment processing, encoding (via third-party resellers) and consulting services. VitalStream's mix of products and services allows its customers to concentrate on the creation and marketing of their content, while outsourcing the encoding, data storage and broadcasting functions to VitalStream. VitalStream's business model relies upon leveraging its expertise and resources in audio and video streaming technology to persuade customers to utilize VitalStream's Internet broadcasting services, thereby allowing VitalStream to build a base of recurring revenues from monthly or other periodic broadcasting fees.

Certain Terms of the VitalStream Merger Agreement

Change of Management

        In connection with the VitalStream merger, all officers and directors of VitalStream Holdings resigned and were replaced by the management team and directors of VitalStream. Paul S. Summers, co-founder of VitalStream became Chairman, President and Chief Executive Officer of VitalStream Holdings; Philip N. Kaplan, co-founder of VitalStream became a director, Chief Operating Officer and Secretary of VitalStream Holdings; Kevin D. Herzog became Chief Financial Officer and Treasurer of VitalStream Holdings; David R. Williams became Vice President of Operations of VitalStream Holdings; and Stephen Smith became Chief Technical Officer of VitalStream Holdings. The new board of directors of VitalStream Holdings includes Paul Summers, Philip N. Kaplan, Peter Grubstein and Leonard Wanger.

Exchange of VitalStream Shares for VitalStream Holdings Shares

        As a result of the VitalStream merger, all of the outstanding shares of VitalStream capital stock were converted into the right to receive an aggregate of 15,228,521 shares of VitalStream Holdings common stock, representing approximately 69% of the outstanding shares of VitalStream Holdings following the merger. In addition, the approximately 80 former VitalStream shareholders will have the right to receive as contingent consideration up to an additional 13,000,282 common shares of VitalStream Holdings, potentially increasing their aggregate ownership to approximately 80%. The contingent merger consideration consists of the following:

  •
  a number of shares of VitalStream Holdings common stock, up to a maximum of 8,789,907, equal to the product of (a) 3.33 multiplied by, (b) .8789907 multiplied by, (c) the highest net revenue of VitalStream Holdings for any calendar quarter between the closing of the merger and September 30, 2003; such highest net revenue is deemed to be zero if it is less than $2,000,000;

  •
  a number of shares of VitalStream Holdings common stock, up to a maximum of 1,318,488, equal to the product of (a) 3 multiplied by (b) .8789907 multiplied by, (c) the amount by which $500,000 exceeds the fair market value of the cash or other property received by VitalStream Holdings upon any disposition(s) of VitalStream Holdings's equity interest in Nex2, Inc. that occur on or before the one-year anniversary of the closing of the merger; VitalStream Holdings has recognized an impairment on VitalStream Holdings's equity interest in Nex2, Inc. and expects to receive only nominal, if any, consideration upon disposition of its interest in Nex2, Inc. if it is able to sell such securities;

  •
  a number of shares of VitalStream Holdings common stock, up to a maximum of 1,133,905, equal to the product of (a) 3 multiplied by (b) .8789907 multiplied by, (c) the amount by which $430,000 exceeds the proceeds VitalStream Holdings receives from the exercise, on or before the one-year anniversary of the closing of the merger, of the 1,240,000 options to purchase VitalStream Holdings common stock outstanding and vested as of February 13, 2002. If all such options are exercised, VitalStream Holdings would receive $460,000 in proceeds; and

  •
  exactly 1,757,982 shares of VitalStream Holdings common stock if the highest net revenue of VitalStream Holdings for any calendar quarter between that ending June 30, 2002 and that ending March 31, 2003 equals or exceeds $1,000,000.

        If VitalStream Holdings closes a merger, asset sale or similar transaction in which substantially all of the assets and business of VitalStream Holdings are sold for an aggregate price of $30,000,000 or more prior to the date on which the amount of the contingent merger consideration can be determined, the date for determination of the contingent consideration is accelerated, and the underlying formulae are slightly altered, in order to ensure that the amount of the contingent consideration is determinable prior to the effective time of the sale transaction.

        In addition, VitalStream Holdings assumed outstanding options and warrants to purchase VitalStream common stock with options to purchase VitalStream Holdings common stock. The assumed options and warrants cover between 2,096,479 options and warrants and 3,886,197 options and warrants, depending upon the amount of contingent consideration issued in the merger. The assumed options and warrants continue to have the same vesting terms, expiration date and aggregate exercise price as prior to the merger. The assumed options and warrants permit the holder to purchase a number of shares of VitalStream Holdings common stock equal to the number of shares of VitalStream Holdings common stock the holder would have received in the merger had the holder exercised the option immediately prior to the merger.

        The merger was consummated in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, and accordingly, all shares of VitalStream Holdings common stock received in the merger are "restricted securities." As a result of the Merger, VitalStream became a wholly-owned subsidiary of VitalStream Holdings, and the business of VitalStream became the business of VitalStream Holdings.

Our Business Following the VitalStream Merger.

        We offer our customers a range of services including live webcasting, audio and video streaming, media hosting, network design, payment processing, encoding (via third-party resellers) and consulting services. Our mix of products and services allows our customers to concentrate on the creation and marketing of their content, while outsourcing the encoding, data storage and broadcasting functions to us. Our business model relies upon leveraging our expertise and resources in audio and video streaming technology to persuade customers to utilize our Internet broadcasting services, thereby allowing us to build a base of recurring revenues from monthly or other periodic broadcasting fees.

        Among the resources we make available to our customers is a proprietary software technology platform called the MediaConsole. Using the MediaConsole, customers can remotely and directly control many basic and advanced streaming functions for their content. From a personal computer, customers can direct the manner in which their content is distributed, protected and packaged, the basis (such as pay-per-view or paid subscription), if any, upon which recipients of the content will be charged for receiving the content, the timing or scheduling of when the content will be available for broadcast over the Internet, the insertion of advertising into the content, and the generation of web pages to attract and interact with prospective end users of the content from templates provided by us. In addition, customers hosting their websites with us can use the MediaConsole to perform website management tasks such as traffic reporting, e-mail account set-up, e-mail forwarding, installing password protection and web-based e-mail access. The "point-and-click" functionality of the MediaConsole simplifies the management of a customer's electronic media. The MediaConsole is based upon an open platform architecture, meaning that it has the ability for additional features to be added, accommodating many future technologies such as interactive television, gaming devices (e.g., the Microsoft Xbox) and wireless devices (e.g., cell phones).

        The MediaConsole has been designed to interact directly with our accounting and customer support systems. An established customer using the MediaConsole can choose from a variety of service packages offered by us and modify those choices as needed for their business. Not only will the requested services generally be delivered without intervention of customer service representatives, the billing for such services will automatically be delivered to our accounting personnel. As a result, we are able to achieve significant personnel cost advantages in terms of customer account set-up and management.

        We currently do not license the MediaConsole on a stand-alone basis. Instead, we make the MediaConsole available only to users of our broadcasting services. We have constructed a state-of-the-art network architecture and data center, sometimes referred to herein as the "NetCluster™ Network," to broadcast and host the content of our customers. For a monthly fee or on another fee basis, we allow our customers to upload and maintain their content and, if they desire, their complete websites on our network of high-speed servers. Alternatively, customers can purchase their own server and collocate the server within our network, again for a fee. The NetCluster Network is climate controlled and features a reliable gigabit Ethernet backbone, automated network management and monitoring, a secure environment, multiple fiber-optic OC-3, OC-12 or gigabit connections to the Internet and twenty-four hour technical support that specializes in Internet-based media technologies.

Industry Background

        The Internet consists of a global network of thousands of interconnected computers and computer networks. By using the Internet, businesses, individuals, educational institutions and government agencies communicate electronically to access and share information and conduct business. The development of the World Wide Web and Internet-based technologies has allowed fundamental and structural changes in the way information is published, broadcast and retrieved, thereby lowering the cost of publishing information and expanding our potential reach. We believe that recent advances in audio and video streaming technology, coupled with an anticipated continued increase in broadband connectivity, will enable the Internet to eventually compete with television and radio as a medium for the widespread distribution of audio and video content.

        Streaming technology allows content developers to continuously transmit and play back audio and video content to listeners and viewers over the Internet without requiring the content to be downloaded prior to viewing on the recipient's personal computer. The future growth of demand for media streaming is uncertain, but according to Arbitron Inc./Edison Media Research, among those online, 39% of Internet users have tried audio steaming and 28% of Internet users have tried video streaming. Revenues for streaming media servers and storage are predicted to grow from $3.2 billion worldwide this year to more than $5 billion in 2004, according to study results released by Multi Media Research Group. A report by the research group Analysys predicts that video streaming traffic and revenues will respectively grow by 90% and 50% annually to 2006, driven by increased demand for corporate communications, training and marketing, and investor relations. We believe that the transformation of telecom today lies in the expansion of broadband Internet communications and services. The number of homes with broadband Internet connections by cable or digital subscriber lines is expected to grow from 17 million this year to 23.3 million next year and 28.3 million in 2004, according to research firm Gartner Dataquest.

        Consumer applications for streaming media include broadcasting audio and video entertainment programming, interactive television, advanced online video games and pay-per-view distribution of musical, theatrical, sporting and other entertainment events. Business applications center on corporate communications with customers, employees and business partners over the Internet or through use of intranets, including employee training, sales calls, product launches, financial conferencing, press and other video conferencing and management presentations.

        As streaming technology continues to improve, and business and consumer access to broadband connections increases, we believe the demand for Internet content distribution solutions will increase dramatically. The conversion of audio and video content into a streaming media format that can be distributed electronically is a technologically complex process. Selecting the equipment, the software and the distribution model appropriate for certain streaming applications requires expertise that many content providers do not maintain. In addition, constructing and maintaining the server network infrastructure and the broadband connectivity to the Internet on a stand-alone basis is costly and may distract from the customer's content development efforts. Our goal is to provide an end-to-end solution to address all of these needs.

Target Markets

        We have targeted several industry segments that we believe will be responsive to a comprehensive outsource solution to their Internet broadcasting needs. These include:

        Corporate Business:    Businesses are increasingly turning to electronic communications to operate faster and more efficiently. Companies can reduce travel costs by putting meetings and other internal communications online. Other electronic opportunities for corporate efficiency include online advertising, trade shows, press conferences, employee training and product demonstrations.

        Media and Entertainment:    This segment consists of movie studios, filmmakers, news broadcasters, talk broadcasters, and sports broadcasters. Targeted businesses in this market require services for encoding, film promotion, pay-per-view, short film streaming, full-length film streaming, subscription services, live broadcasts, and more. Generating revenues from media distribution, increasing audience size, gathering market data and digital rights management (including security) are the key issues to the media and entertainment industry.

        Music and Radio:    Radio stations and musicians benefit from increasing the reach of their content. By streaming programming over the Internet, they can increase the size of their potential listening audience into areas not reachable by their conventional broadcast signal, effectively allowing their content to be available around the world.

        Education:    Community colleges, universities and other educational organizations can expand upon current course offerings with live or recorded audio and video webcasting. Many of these institutions are already equipped with broadband access and have an Internet savvy student population. Internet broadcasting allows educational institutions to give students and teachers access to classes whenever and wherever they want.

        Interactive Gaming:    Interactive gaming has become increasingly popular, with many new computer games offering online functionality in which players can interact with other players, play against other players over the Internet or stream or download new scenes or worlds for their games. Internet broadcasting raises the appeal of new games for many gamers, and can be a competitive advantage for interactive game companies.

        Our business strategy is to provide our customers in each of these market segments with access to a full range of products and services to permit the broadcasting of their audio and video content and other forms of media over the Internet without requiring in-house technical sophistication. We have developed, through our proprietary MediaConsole technology and our significant investment in customer and sales support training, expertise in enabling content providers to conduct digital broadcasting activities in a manner specifically focused to their particular needs. We earn revenues from these activities through recurring service and equipment rental fees, through one-time consulting fees and through acting as a value added reseller of third party software and equipment. More importantly, the availability of our technology and our value-added services serves as a means to attract customers to our broadcasting services, thereby allowing us to build a base of recurring revenues that will grow as the needs of our customers grow.

        To attract customers, we have formulated a market strategy that employs multiple channels to get our message out to likely users of our products and services. These channels include advertising through print and electronic media, recruitment of resellers, bundling and referral arrangements with industry partners that offer complementary products and services, participation in trade shows and participation in seminars and other educational forums directed to content providers.

Products and Services

        We offer a comprehensive menu of products and services designed to meet the needs of our customers in our various target market segments to broadcast their content over the Internet. These products and services include the following:

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  Encoding. Encoding is the process of converting captured content into the digital format necessary to stream such content over the Internet. We can arrange for the conversion of media content from virtually any commercially available input format into all of the major streaming media formats across a broad range of transmission speeds. We offer encoding services via our partnership arrangements with several encoding and production houses.

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  Streaming. We have, to a significant extent, automated the process of setting up media for Internet broadcasting, managing the actual streaming process and, for customers seeking revenues from the distribution of their content, generating and tracking such revenues. Utilizing the MediaConsole technology platform, customers can use our templates to set up Internet websites from which their content can be ordered and then streamed over the Internet in the most common streaming formats, such as Microsoft's Windows Media, Apple Computer's QuickTime and RealNetwork's RealVideo and RealAudio. Using the MediaConsole, a customer can select from a number of options to generate revenues from the distribution of their content, including pay-per-view (charging a fee for one or more viewings of the content). Additionally, using MediaConsole's authentication technology which protects content, customers can generate revenue via syndication (packaging content for distribution via various websites in exchange for royalties), subscription (charging a fee for allowing access to the content for a period of time) and affiliate sales (selling content through one's own website, with referral fees paid to the owners of referring sites, or "affiliates"). Content providers can also generate revenues from inserting advertising into either the content itself or onto their website. Each view of the ad can be tracked, allowing content providers to charge advertisers by the view. Customers who rely on numbers for their daily business can run up to the minute audience reports in formats ranging from summary to very detailed. We also offer prepackaged streaming applications for particular types of customers.

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  Hosting. Completely integrated with our streaming offerings, we will permit content providers to upload and maintain their complete websites on our network of high-speed servers. Our hosting services include server and network monitoring, reporting and ongoing maintenance and backup. Also included in the monthly or other periodic fee is access to the MediaConsole with our many functions as elsewhere described herein, including e-mail account management and traffic reporting. These services can be provided via the Solaris and Linux UNIX platforms and the Windows 2000 & NT 4.0 platforms. This allows the content provider to maintain ownership of our various software applications and content while we provide the appropriate hardware, operating systems and technical expertise in managing the overall site. With numerous customers sharing the server network, we are able to take advantage of economies of scale to offer a high quality of service for a minimal monthly or other periodic fee.

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  Managed Services. For our larger streaming and hosting clients, we offer managed hosting solutions in which the customer can rent space on our IBM dedicated server(s) or collocate their own server within our network. There are many advantages to the customer with appropriate needs to collocate or rent a managed web server. Such customers can control their own access password, set the operating parameters of the server and perform upgrades to the hardware and software configuration as needed. A customer wishing to collocate can purchase a compatible server either from us or from any number of other sources for prices ranging from $2,000 to $5,000 for basic models. Through our relationship with IBM, we can offer server rental to qualified customers who wish to rent their equipment.

The Network

        The VitalStream NetCluster Network consists of a series of servers, configured in racks and interconnected through a gigabit Ethernet backbone. We have connected our network to the Internet with redundant Cisco Series 12000 GSR Routers, among the fastest available. These can be serviced and reconfigured without shutting down the system, reducing the potential of disruption to the server network. Internally, our backbone is based on Gigabit technology and divided into multiple Virtual Local Area Networks (VLANs), enhancing performance, security, and flexibility.

        In the event of server failure, all traffic is automatically redirected to the remaining clustered servers. If a cluster begins to overload, the NetCluster system will detect the condition and alert system administrators. A spare server can then be added to the NetCluster system. Conversely, if usage decreases a server can be removed from the cluster and added to another cluster that requires added capacity.

        We maintain multiple high-speed OC-3, OC-12 or gigabit fiber optic connections to the Internet through various agreements with service providers such as Verio and Williams Communications. Our diverse and carrier-neutral access to the Internet provides customers with redundancy in the event of service failure at either connection, and it reduces our reliance on particular suppliers. Each OC-3 connection is capable of transmitting up to 155 Megabits of information per second. Each OC-12 line has the capacity to carry up to 622 Megabits of information per second. Each gigabit connection has the capacity to carry up to 1,000 Megabits of information per second.

        Our core server network is located in a climate-controlled data center with static-free flooring within our Irvine, California facility. The network is managed by our staff, and monitored through an automated system twenty-four hours a day, seven days a week in the Network Operations Center located on site. Standard data center features include an industrial and dedicated air conditioning system, segregated internal-use and customer-use networks (each protected with its own set of firewalls), an FM200 waterless fire suppression system, fingerprint-based security access control systems that protect the entire facility, security cameras that log all access attempts, and proactive anti-hacker "network sniffing" security devices.

        We have taken special precautions in the case of power failure. In the event of a power failure, an enterprise-level uninterruptible power supply with approximately thirty minutes of run-time keeps the power running continuously. Additionally, we have a diesel generator available that can supply an additional approximately forty hours of runtime. We routinely test this equipment and run drills to ensure a rapid response to a power failure.

        Equipment designated for customer use is proactively monitored and maintained twenty-four hours a day, every day of the year. Regular backups, including periodic off-site storage, are available for streaming and managed server clients, as are the routine, timely installation of security and operating system patches and service packs.

        We believe that our network infrastructure provides the speed and reliability to adequately address the needs of our targeted customer base and the stringent requirements of streaming media technologies.

Sales and Marketing

        We use multiple channels to reach prospective customers in our target market of content providers. Management believes that the key to building our customer base is to increase our name recognition and to become a "branded leader" in terms of providing digital broadcasting solutions. Targeted e-mail and telemarketing efforts using widely available customer lists of competitors are one of the most cost-effective and scalable lead generation vehicles available to us. We also seek to gain publicity through press and wire releases, press tours, editorial reviews, trade shows and interviews.

        A principal channel that we utilize to generate new business is our relationships with resellers, or companies that resell our services to their own base of customers at a mark-up. Resellers include web designers, computer resellers, encoding and production houses and similar businesses. We offer discounted set-up and monthly pricing packages based on the volume of business the reseller maintains, including "switchover" promotions to provide incentives to resellers doing business with other companies. We have a lead referral program in which we offer referrals to our resellers, which builds goodwill with the resellers and the customers, and in turn generates new accounts for us. Resellers can also private label brand their names on our MediaConsole extended to their customers, and can receive e-mail referrals of visitors to the reseller oriented pages on our website.

        In addition, we register ads and "key word" listings with various search engines and other industry specific Internet sites, and we regularly update our listings with search engines and other online directories. We also maintain extensive information on our services and products on our website, which acts as a working example of the potential of streaming media technology. Customers are able to visit the website, read electronic literature, request additional information, select products and services and place online, secure orders.

        Another marketing strategy we employ is to "bundle" our message with products and services of our industry partners and others. In a bundling arrangement, a vendor includes an ad regarding our services in its packaging or other materials, often times in exchange for a reciprocal arrangement with us for services. We maintain a number of referral (or affiliate) relationships with other vendors as part of our effort to maximize our product mix and/or to receive reciprocating referrals from such vendors, and we are proactively seeking additional referral partners. For example, in April 2001, we entered into a bundling arrangement with Microsoft wherein we agreed to support and promote Microsoft's FrontPage Version 2002 software and SharePoint Team Services in exchange for which Microsoft agreed to promote our services through a printed insert in the boxes of such products and on Microsoft's FrontPage website.

        Another customer acquisition and brand building strategy is to advertise in industry specific print publications. We intend to direct a portion of our advertising budget towards print media, and we will carefully measure the responses received by each publication and adjust the distribution of our print ad dollars accordingly.

Competition

        The streaming media industry is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. We compete with other companies that provide streaming media services, audio conferencing, and video conferencing, including Internet business services broadcasters and hosting service providers. Many of our current competitors have historically focused on providing Internet infrastructure (e.g., multiple data centers and extensive access to broadband connectivity). Without targeted, value-added technologies (such as our MediaConsole) this market has become fragmented and commoditized. In addition, many "pure-play" web hosting providers lack the broadcast specific expertise required to support our target market. Streaming media service providers such as Akamai, Exodus, a Cable and Wireless service (formerly Digital Island), and Speedera have made large capital investments into marketing their brand name and into network architecture including "edge-caching" services. Edge-caching service providers seek to distribute broadcast servers at diverse geographical locations so that transmitted content can originate from a point closer to the end-user. This is intended to minimize the risk that the content will encounter potential congestion (and therefore transmission slowdown) on the Internet's national and international backbone cables. Management believes that many of our competitors in both the streaming media and web hosting markets have a significant cost structure disadvantage that is reflected in the prices that they charge their customers as well as their own operating margins.

        We also compete with website operators and content publishers that employ in-house personnel to develop and manage streaming media technology. Since our business is dependent on the overall success of the Internet as a communications medium, we also compete with traditional media such as radio and television.

        Principal competitive factors include service, reliability of service, processing time, ease of access and use, customer support, transmission quality, operating experience and price. We believe that our services are comparable to those of our current, known competitors in terms of service, reliability, processing time, ease of access and use, customer support and transmission quality. In general, we are able to offer our services for a lower price than competitors offering similar quality, speed and support.

        Many of our current and potential competitors, however, have longer operating histories, larger customer or user bases, and significantly greater financial, marketing and other resources. These competitors can devote substantially more resources than we can to business development and may adopt aggressive pricing policies. In addition, larger well-established and well-financed entities may acquire, invest in or form joint ventures with competitors as the use of the Internet and other online services increases.

Intellectual Property

        We have registered the VitalStream, MediaConsole and NetCluster marks with the United States Patent and Trademark Office. Additionally, we have registered the VitalStream mark in the European Union with a filing date concurrent with the United States filing. We have not attempted to obtain registered copyrights or patents on any of our software programs, methods or other ideas, but we believe that some of our computer code underlying certain of our programs may have common law copyright protection.

        We have entered into confidentiality, work for hire and non-disclosure agreements with all of our employees, and certain of our vendors and customers in order to limit access to and dissemination of our proprietary information. There can be no assurance that these contractual arrangements or the other steps taken by us to protect our trade secrets will prove sufficient to prevent misappropriation of such data.

        During the 2001 fiscal year, we spent $274,232 on company-sponsored research and development, and during the period from inception (March 9, 2000) through December 31, 2000, we spent $164,858 on company-sponsored research and development. None of our research efforts to date have been sponsored by customers.

Our Management

        Our directors and executive officers, their principal occupations and certain information about their employers are as follows:

        Paul S. Summers is a full time employee of the company and serves as our Chairman, President and Chief Executive Officer.

        Philip N. Kaplan is a full time employee of the company and serves as our Chief Operating Officer and Secretary and as a member of our board of directors.

        Kevin D. Herzog is a full time employee of the company and serves as our Chief Financial Officer.

        David R. Williams is a full time employee of the company and serves as our Vice President of Operations.

        Stephen Smith is a full time employee of the company and serves as our Chief Technical Officer.

        Peter S.H. Grubstein is a member of our board of directors. Mr. Grubstein's principal occupation is as the Managing General Partner of the NextGen Enabling Technologies Fund, LP, a venture fund focused exclusively on materials science.

        Leonard Wanger is member of our board of directors. Mr. Wanger's principal occupation is as an analyst at William Harris Investors in Chicago, an investment management firm for select private individuals and entities.

Employees

        As of September 1, 2002, we had a total of 35 employees, 20 in sales and marketing, 3 in research and development and 12 in general and administrative. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with employees to be good.

Facilities

        We signed a 3-year lease for a 6,681 rentable square-foot property in Irvine, California commencing December 2000. Annual base rental lease payments for this facility, which is our principal executive office and the location of our principal data center, are approximately $157,000.

        We rent outsourced data center space on a per rack basis for two offsite data centers located in Ashburn, Virginia and Chicago, Illinois. The contract with respect to such space expires on May 3, 2004, and our annual rent payments under such lease are approximately $30,000.

        We do not own any real property.

Legal Proceedings

        We are not currently a party to any material legal proceedings, nor do we know of any material claims against us.

Market Price, Dividends and Related Stockholder Matters

Market Price

        Our common stock was traded on the Nasdaq SmallCap Market until April 11, 2001 under the trading symbol "SCII," at which time it was delisted. Our common stock began trading through the OTC Bulletin Board on April 26, 2001, and on July 26, 2002, our trading symbol changed to "VSTH." The following table sets forth high and low closing sale prices for our common stock for the periods indicated.

Quarter Ended	High	Low
March 31, 2000	$79.688	$22.625
June 30, 2000	$41.500	$10.000
September 30, 2000	$30.438	$16.063
December 31, 2000	$18.750	$0.438
March 31, 2001	$2.344	$0.625
June 30, 2001	$0.750	$0.280
September 30, 2001	$0.345	$0.240
December 31, 2001	$0.700	$0.180
March 31, 2002	$0.67	$0.41
June 30, 2002	$0.65	$0.25

        VitalStream commenced business on March 9, 2000, and at no time was its capital stock traded or quoted on any securities exchange or quotation service. VitalStream Holdings, Inc. presently owns all outstanding shares of VitalStream's capital stock.

Dividends

        Neither VitalStream nor VitalStream Holdings has ever declared or paid cash dividends on its common shares. Moreover, we currently intend to retain any future earnings for use in our business and, therefore, do not anticipate paying any dividends on our common shares in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

        Set forth below is certain information about the number of shares of our common stock subject to options, warrants and other rights granted, or that may be granted, under our compensation plans as of September 1, 2002.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)		(c)
Equity compensation plans approved by security(1)	None			None	None
Equity compensation plans not approved by security holders(1)	2,875,000 1,992,284	(2) (3)	$ $	0.32 0.58	3,132,716 —

Total	4,867,284			$0.42	3,132,716

(1)
Our 2001 Stock Incentive Plan (the "Option Plan") has not yet been approved by our shareholders, but we intend to submit that plan to the shareholders for approval at the next annual shareholders meeting.

(2)
Represents shares of common stock of VitalStream Holdings subject to outstanding options granted under the Option Plan.

(3)
Represents shares of common stock of VitalStream Holdings subject to outstanding options initially granted under the VitalStream Stock Option/Stock Issuance Plan. As a result of the VitalStream merger, options to purchase VitalStream stock were converted into options to purchase VitalStream Holdings common stock and brought in under the Option Plan. Upon exercise of each converted option, the holder is entitled to receive, per share of VitalStream common stock initially covered by the option, the number of shares of VitalStream Holdings common stock that a holder of one share of VitalStream common stock on the closing date of the Merger is entitled to receive in the Merger. The reported number assumes the initial conversion ratio of .72693. The conversion ratio is subject to adjustment of up to 1.3747 VitalStream Holdings shares per VitalStream share if certain criteria are satisfied during an eighteen-month period. At the maximum conversion ratio, options representing an additional 1,700,769 shares of VitalStream Holdings common stock would be granted to the former VitalStream optionholders.

Selected Historical Financial and Other Data

        For information regarding the selected historical financial data and other data of VitalStream Holdings, Inc., see our Annual Report on Form 10-K for the year ended December 31, 2001 on file with the SEC.

        The following statement of operations and balance sheet data for VitalStream as of December 31, 2001 and 2000 and for the periods from inception (March 9, 2000) through December 31, 2000 and year ended December 31, 2001, were derived from the Consolidated Financial Statements of VitalStream. The Consolidated Financial Statements of VitalStream for the periods from inception (March 9, 2000) through December 31, 2000 and year ended December 31, 2001, have been audited by independent certified public accountants. The selected financial data below should be read in conjunction with the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q

filed by VitalStream Holdings and the Consolidated Financial Statements of VitalStream and the notes thereto attached to this prospectus, the pro forma financial data included in this prospectus and the section below entitled "Management's Discussion And Analysis Of Financial Condition And Results Of Operations."

	Year ended
	December 31, 2000(1)	December 31, 2001
	(in thousands, except per share data)
Statement of Operations Data:
Net sales	—	$1,521
Cost of sales	—	$904
Gross profit	—	$617
Total operating expenses	$1,046	$3,333
Loss from operations	$(1,046)	$(2,716)
Other income (expense)	$94	$(87)
Loss before income taxes	$(952)	$(2,803)
Tax (expense) benefit	—	—
Net Loss	$(952)	$(2,803)
Net Loss per share—basic and diluted	$(0.12)	$(0.27)
Shares used in calculation of net loss per share—basic and diluted	8,067	10,395
	December 31, 2000(1)	December 31, 2001
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,264	$134
Working capital (deficit)	$2,023	$(521)
Fixed assets, net	$594	$915
Total assets	$3,323	$2,397
Debt and capital lease obligations, including current portion	$73	$267
Stockholders' equity	$2,977	$1,330

(1)
Period is from inception, March 9, 2000 through December 31, 2000.

        The following Supplementary Financial Information for the fiscal quarters ended March 31, June 30, September 30 and December 31 in each of the years 2000 and 2001 were derived from unaudited quarterly consolidated financial statements of VitalStream (except for 4th quarter data which was determined by comparing annual financial data with 3rd quarter financial data).

Supplementary Financial Information by Quarter, 2001 and 2000
(in thousands, except per share data)

	1ST Quarter(2)	2nd Quarter	3rd Quarter	4th Quarter
Year Ended December 31, 2001:
Revenue	$40	$497	$478	$506
Loss from continuing operations	(651)	(798)	(680)	(674)
Net loss	(651)	(798)	(680)	(674)
Loss per common share:(1)
Continuing operations:
Basic and diluted	(.08)	(.07)	(.06)	(.06)
Weighted average shares used	8,647	10,967	10,967	10,967
Pro Forma basic and diluted(3)	(.05)	(.06)	(.05)	(.05)
Pro forma weighted average shares used(3)	11,855	13,542	13,747	14,799
Net loss:
Basic and diluted	(.08)	(.07)	(.06)	(.06)
Weighted average shares used	8,647	10,967	10,967	10,967
Pro forma basic and diluted(3)	(.05)	(.06)	(.05)	(.05)
Pro forma weighted average shares used(3)	11,855	13,542	13,747	14,799
Period from inception (March 9, 2000) through December 31, 2000:
Revenue	—	—	—	—
Loss from continuing operations	(1)	(121)	(356)	(474)
Net Loss	(1)	(121)	(356)	(474)
Loss per common share:(1)
Continuing operations:
Basic and diluted	—	(.02)	(.04)	(.06)
Weighted average shares used	8,000	8,022	8,067	8,067
Pro forma basic and diluted(3)	—	(.01)	(.03)	(.04)
Pro forma weighted average shares used(3)	5,815	9,027	10,569	11,433
Net loss:
Basic and diluted	—	(.02)	(.04)	(.06)
Weighted average shares used	8,000	8,022	8,067	8,067
Pro forma basic and diluted(3)	—	(.01)	(.03)	(.04)
Pro forma weighted average shares used(3)	5,815	9,027	10,569	11,433

(1)
Loss per common share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly loss per common share amounts do not necessarily equal the total for the year.

(2)
Information for the 1st quarter of 2000 is from inception (March 9, 2000 through March 31, 2000).

(3)
Pro forma loss per share is calculated for all periods using the historical shares of VitalStream, on an as-converted basis, adjusted by the exchange ratio with Sensar.

Quantitative and Qualitative Disclosures About Market Risk

        We do not have any derivative instruments, commodity instruments, or other financial instruments for trading or speculative purposes, nor are we presently at risk for changes in foreign currency exchange rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion relates to VitalStream's past financial condition and results of operations prior to its merger with VitalStream Holdings and to projected future results of VitalStream Holdings, VitalStream and SiteStream on an integrated basis. For historical information regarding VitalStream Holdings's financial condition and results of operations, see our Annual Report on Form 10-K for the year ended December 31, 2001 on file with the SEC. For information about our financial condition and results of operations as of the end of our most recent fiscal quarter, see the Quarterly Report on Form 10-Q delivered with this prospectus. The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those anticipated in these forward-looking statements. See "Risk Factors" beginning on page 3.

Overview

        We are based in Irvine, California and provide complete solutions on an outsource basis to customers wishing to distribute audio and video content and other communications over the Internet. We offer our customers a range of services that allow their content to be converted from virtually any commercially available input format into any of the industry leading streaming formats and, once converted, to be distributed over the Internet across a full range of transmission speeds. Our mix of products and services allows our customers to concentrate on the creation and marketing of their content, while outsourcing the electronic conversion and distribution function to us. Our business model relies upon leveraging our expertise and resources in audio and video streaming technology to persuade customers to utilize our Internet broadcasting services, thereby allowing us to build a base of recurring revenues from monthly or other periodic fees.

        For a monthly fee or on another fee basis, we allow our customers to upload and maintain their content on our network of high-speed servers and to utilize our proprietary MediaConsole technology over our broadband Internet connections. Alternatively, customers may wish to purchase their own server and collocate the server within our network.

Critical Accounting Policies and Estimates

        Management is basing this discussion and analysis of our financial condition and results of operations on our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our critical accounting policies and estimates, including those related to revenue recognition, valuation of accounts receivable, property, plant and equipment, long-lived assets, intangible assets, and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. These judgments and estimates affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Changes to these judgments and estimates could adversely affect the Company's future results of operations and cash flows.

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  Revenue Recognition. Revenues from continuing operations are primarily generated from fees for streaming media services, web hosting, managed services and sales of hardware. Streaming media service fees, which are typically usage-based, are recognized as the service is provided. Web hosting fees, generally consisting of fixed monthly amounts, are also recognized as the service is provided. Revenue from equipment sales is recognized when delivery is complete. Service contracts are generally for periods ranging from one to 24 months and typically require payment at the beginning of each month.

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  Valuation of Accounts Receivable. A considerable amount of judgment is required when we assess the ultimate realization of receivables, including assessing the probability of collection and the current credit-worthiness of our customers. Significant portions of customer payments are made by credit card and electronic debit. Each month, management reviews historical charge-back and cancellation patterns as well as historical data on other credits issued to customers and then records an allowance based on historical results as well as management judgment. Additionally, each month management reviews the aged receivables balance and records an allowance for doubtful accounts based on the age of the outstanding receivable balances, trends in outstanding balances and management's judgment. As a result of these analyses, we believe that the current allowance is adequate to cover any bad debts and credits that may be issued as of the date of the balance sheet. Actual results differing from this estimate could have a material impact on our results of operations and cash flows.

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  Property, Plant and Equipment. We utilize significant amounts of property, plant and equipment in providing service to our customers. We utilize straight-line depreciation for property and equipment over our estimate of their useful lives. Changes in technology or changes in the intended use of property, plant and equipment may cause the estimated period of use or the value of these assets to change. We perform an annual analysis to confirm the appropriateness of estimated economic useful lives for each category of current property, plant and equipment. Additionally, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Estimates and assumptions used in both setting depreciable lives and testing for recoverability require both judgment and estimates.

  •
  Goodwill. We annually evaluate goodwill for potential impairment indicators. If impairment indicators exist we measure the impairment through the use of discounted cash flows. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, and operational conditions. Future events could cause us to conclude that impairment indicators exist and that the goodwill associated with our acquired business is impaired. Goodwill is no longer amortized, but instead is subject to impairment tests at least annually.

  •
  Contingencies. We are subject to legal proceedings that arise in the ordinary course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of loss accrual required, if any, for these contingencies are made after careful analysis of each individual issue. We consult with legal counsel and other experts where necessary to assess any contingencies. A required accrual may change at some point in the future due to new developments in a matter or changes in approach such as a change in settlement strategy in dealing with these matters.

  •
  Principle of Consolidation. The consolidated financial statements include the accounts of VitalStream Holdings, Inc., and its wholly-owned subsidiary, VitalStream, Inc. and VitalStream, Inc.'s wholly-owned subsidiary, SiteStream Incorporated. The term "Company" used herein means VitalStream Holdings, Inc., VitalStream, Inc and VitalStream's subsidiary, unless otherwise indicated by the context. All material intercompany accounts and transactions have been eliminated.

Results of Operations

        VitalStream, Inc. was incorporated in March 2000 in the State of Delaware. On April 23, 2002, VitalStream merged with and into a wholly-owned subsidiary of VitalStream Holdings. Because VitalStream Holdings did not have any operations immediately prior to the VitalStream merger, the business of VitalStream is now the business of VitalStream Holdings, and forward-looking statements in this document relate to the consolidated business of VitalStream Holdings, VitalStream and SiteStream, Incorporated.

        Our results for the year ending December 31, 2001 reflect the integration of SiteStream and VitalStream, VitalStream's initial release of its Internet broadcast services, and growth from new and existing clients during 2001. The discussion of the results of operations below for the year ended December 31, 2001 does not include a comparison to the results of operations during the year ended December 31, 2000. Prior to its merger with SiteStream, Incorporated in March 2001, VitalStream's operations consisted primarily of preliminary activities. Through its merger with SiteStream, Incorporated in March 2001, VitalStream obtained a client base of streaming and web hosting clients, key technical and management personnel, and certain complementary technology, and it is at that point that meaningful operations began. Because of the absence of substantive operations in fiscal 2000, management does not believe that comparisons of fiscal 2001 to fiscal 2000 are meaningful in understanding the operational and financial history, status or future prospects of VitalStream Holdings or VitalStream.

Year ended December 31, 2001

        Revenue.    Revenue consists primarily of fees for Internet broadcasting, including streaming media services, web hosting, managed services and sales of hardware. Streaming media service fees, which are typically usage-based, are recognized as the service is provided. Web hosting fees, generally consisting of fixed monthly amounts, are also recognized as the service is provided. Revenue from equipment sales is recognized when delivery is complete. Revenue totaled approximately $1.52 million for the year ended December 31, 2001. Revenues increased in the fourth quarter due largely to the successful launch of VitalStream's Internet broadcasting products and to improved marketing strategies. We expect revenue to grow at an increasing rate through 2002 as we expand our sales force, ramp up channel partnerships, increase our marketing efforts, and as we gain greater market recognition for our products. Revenue in 2002 may also be impacted if we were to make acquisitions of other complementary companies or client bases, which we are actively but selectively seeking to do.

        Cost of Revenue.    Cost of revenue consists primarily of access charges from the local exchange carrier, Internet backbone and transport costs and depreciation of network equipment, hardware costs and license fees. Cost of revenue for the year ended December 31, 2001 was approximately $904,000. Our cost of revenue has increased in absolute terms since we commenced revenue generation after the release of our Internet broadcasting products in the March 31, 2001 quarter and the merger between VitalStream and SiteStream at about the same time. This increase was primarily due to our increased customer base. Our per unit cost of revenue has, however, decreased as a result of economies of scale in our provisioning of bandwidth, as a result of declining bandwidth costs industry-wide, and as a result of purchasing network-related hardware at substantial discounts due to the economic environment. We expect our unit cost of revenue to decrease through the rest of 2002 as we achieve greater economies of scale in purchasing bandwidth and networking equipment, as we deploy multiple points of presence that allow us to intelligently distribute bandwidth amongst carriers and as we are then able to spread these costs over an increased customer base.

        Research and Development.    Research and development expense consists primarily of personnel costs to develop and maintain our product offering. Research and development expense for the year ending December 31, 2001 was approximately $274,000. We expect research and development expense to remain relatively constant in absolute terms during 2002 as we invest in our product development efforts and to decrease as a percentage of revenue for the year taken as a whole.

        Sales and Marketing.    Sales and marketing expense consists primarily of personnel costs, including salary and commissions, in addition to the costs of various marketing programs. Sales and marketing expense for the year ending December 31, 2001 was approximately $1.38 million. We expect sales and marketing expense to increase in absolute terms and decrease as a percentage of revenue during 2002 as we add substantially to our sales force, while increasing the sales team's unit productivity.

        General and Administrative.    General and administrative expense consists primarily of personnel expense, professional fees and costs to maintain and support our facilities. General and administrative expense was approximately $1.68 million for the year ending December 31, 2001. We expect our general and administrative expense to decrease as a percentage of revenue from 2001 to 2002 as costs increase at a substantially lower rate than revenue. However, as we reach capacity in our current space, which may happen in 2002, we intend to obtain additional data center and office space at a level that management believes makes sense for our then-anticipated needs.

        Net Interest Expense.    Net interest expense was approximately $5,000 for the year ended December 31, 2001. Our net interest income has decreased in 2001 as a result of less interest earned on smaller cash balances, as well as increased interest payments on new capital leases that started in 2001.

        Income Tax Expense.    Income tax expense was $1,600 for the year ended December 31, 2001. This represents the $800 minimum tax payment for state income taxes for our subsidiary company SiteStream, Incorporated and VitalStream.

        Net Loss.    Our net loss for the year ending December 31, 2001 was approximately $2.80 million. Our net loss in 2001 was primarily due to the addition of personnel to support the commencement of our revenue-generating operations, and also to expenses related to the merger between VitalStream and SiteStream. We expect our net loss to decrease through 2002 as our revenue base expands, fixed costs remain relatively constant, personnel expense increases slower than revenue, and our unit cost of service decreases.

Liquidity and Capital Resources

        On January 22, 2002, the Securities and Exchange Commission issued FR-61, Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations. The release sets forth certain views of the Commission regarding disclosure that should be considered by registrants. Disclosure matters addressed by the release are liquidity and capital resources including off-balance sheet arrangements, certain trading activities that include non-exchange traded contracts accounted for at fair value, and effects of transactions with related and certain other parties. The following table sets forth the information in a format described in the release with regard to disclosures about contractual obligations and commercial commitments.

        The following table discloses aggregate information about our contractual obligations including long-term debt, operating and capital lease payments, office lease payments and contractual service agreements, and the periods in which payments are due as of June 30, 2002:

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$43,237	$43,237	$—	$—	$—
Operating Leases	214,879	98,826	116,053	—	—
Capital leases	451,037	256,058	194,979	—	—
Office lease	234,504	156,336	78,168	—	—
Contractual service agreements	2,338,500	1,029,500	1,309,000	—	—

Total contractual cash obligations	$3,282,157	$1,583,957	$1,698,200	$—	$—

        As of June 30, 2002, the Company had $620,348 in cash and cash equivalents. This represents an increase of $486,152 compared to December 31, 2001. Cash used during the six month period ended June 30, 2002 includes approximately $687,832 used in operations, as well as $92,187 used in investing activities and $1,266,171 provided by financing activities. Of the $1,266,171 of cash provided by financing activities, $1,614,806 represents cash received as a result of the reverse merger of VitalStream, Inc. into VitalStream Holdings, Inc. The $348,635 difference between the $1,614,806 of cash received and the $1,266,171 of cash provided by financing activities represents payments on capital leases, payments on notes payable and payment of costs associated with the issuance of stock in the VitalStream merger.

        On April 23, 2002, VitalStream Holdings consummated a merger pursuant to which a wholly-owned subsidiary of VitalStream Holdings merged with and into VitalStream, with VitalStream surviving as a wholly-owned subsidiary of VitalStream Holdings. Although from a legal perspective, VitalStream Holdings acquired VitalStream in the merger, from an accounting perspective, the merger is viewed as a recapitalization of VitalStream accompanied by an issuance of stock by VitalStream for the net assets of VitalStream Holdings. This is because VitalStream Holdings did not have operations immediately prior to the merger, and following the merger, VitalStream was the operating company. VitalStream's directors and officers now serve as the directors and officers of the new combined entity, VitalStream Holdings. Under the terms of the merger, VitalStream received assets of approximately $1,633,232, which included $1,614,806 in cash, and assumed specific liabilities approximating $9,600. Additionally, VitalStream Holdings incurred fees and other costs relating to the merger in the amount of $268,513.

        The Company anticipates making capital expenditures between $350,000 and $500,000 during the remainder of calendar 2002, generally for data center equipment, customer servers and related software.

        Management believes that cash on hand is sufficient to meet our current and future obligations until the time that the Company can sustain itself on its own internally-generated cash flow, provided that we manage our expansion and that we focus our acquisition activities to those that are a strategic fit. If we achieve positive cash flow, we expect to fund our operations through revenues from our ongoing business and equipment lease financing. If we are unable to obtain additional lease or bank financing, we may have to scale back our plans for growth, which would have a material adverse effect on future operations and financial results. If we are not able to reach positive cash flow, we will need to obtain additional financing from either the debt or equity capital markets. If we are unable to obtain such additional financing at a reasonable cost, or at all, we may have to restructure our cost structure, which would slow our growth and could have a material adverse effect on future operations and financial results.

        Notwithstanding the foregoing, we hope to be able to rapidly expand our operations during the balance of 2002 and into 2003. We may seek to expand our operations through strategic acquisitions. If we engage in strategic acquisitions as planned, we will require additional financing in order to pay for the transaction costs of any mergers and/or acquisitions (e.g., legal, accounting, integration and working capital) and possibly in order to pay any cash portion of the purchase price. We expect to generate such financing through private placements of securities. If we are unable to obtain such additional financing at a reasonable cost, or at all, we may have to forego acquisitions, which would slow our growth and could have a material adverse effect on future operations and financial results.

        Although we believe that our cash reserves at June 30, 2002 will be adequate, certain events, including the following, may cause those cash balances to be insufficient:

  •
  If we are unable to continue to obtain lease financing at all, or on terms agreeable to us;

  •
  If we incur a substantial loss of our customer or revenue base;

  •
  If our company were to experience an unexpected increase in governing regulations, lawsuit, investigation or other private or governmental act requiring the expenditure of substantial legal and/or other fees;

  •
  If our company, our regional economy or the national economy were to experience an unexpected or catastrophic disaster; or

  •
  If, as discussed above, we consummate any strategic acquisitions.

        If any of these, or a combination of any of these were to occur, our available cash balances at June 30, 2002 might not be sufficient, and in that event, we would need to obtain additional either debt or equity financing. There can be no assurance that we would be able to obtain additional debt or equity financing on terms that would be agreeable to us, or at all.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of this prospectus, and you should review that information in order to understand the nature of any investment by you in our common stock. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings under the Securities Exchange Act of 1934, as amended, after the date of filing the initial registration statement and prior to the effectiveness of the registration statement.

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on February 4, 2002.

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 filed with the SEC on April 23, 2002.

  •
  Our Current Report on Form 8-K filed with the SEC on April 24, 2002.

  •
  Our Current Report on Form 8-K filed with the SEC on April 30, 2002, as amended by Amendment No. 1 on Form 8-K/A filed with the SEC on May 16, 2002.

  •
  Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed with the SEC on August 13, 2002.

        We will provide, without charge, to each person to whom this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the foregoing documents (other than exhibits to such documents which are not specifically incorporated by reference in such documents). If you would like a copy of any of these documents, please write or call us at:

VitalStream Holdings, Inc.
One Jenner, Suite 100
Irvine, California 92618
Attn: Chief Financial Officer
Telephone: (949) 743-2000.

        You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

ADDITIONAL INFORMATION DELIVERED WITH THIS PROSPECTUS

        This prospectus is being delivered with a copy of our most recently filed Quarterly Report on Form 10-Q. The Quarterly Report includes, among other information, interim financial statements for the period of the Quarterly Report and management's discussion and analysis of such financial information. We recommend that you carefully review the Quarterly Report as part of your review of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file at the SEC's public reference facilities at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

        This prospectus is a part of the registration statement that we filed on Form S-2 with the SEC. The registration statement contains more information about us and our common stock than this prospectus, including exhibits and schedules. You should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.

INDEX TO FINANCIAL STATEMENTS

1.	VitalStream, Inc. and Subsidiary	Page
	Independent Auditors' Report	F-2
	Consolidated Balance Sheets as of December 31, 2000 and 2001	F-3
	Consolidated Statements of Operations for the periods from inception (March 9, 2000) through December 31, 2000 and year ended December 31, 2001	F-4
	Consolidated Statements of Shareholders' Equity for the periods from inception (March 9, 2000) through December 31, 2000 and year ended December 31, 2001	F-5
	Consolidated Statements of Cash Flows for the periods from inception (March 9, 2000) through December 31, 2000 and year ended December 31, 2001	F-6
	Notes to Consolidated Financial Statements, December 31, 2000 and 2001	F-7
2.	SiteStream Incorporated, DBA PublicHost	Page
	Independent Auditors' Report	F-17
	Balance Sheets as of December 31, 1999 and 2000	F-18
	Statement of Operations for the years ended December 31, 1999 and 2000	F-19
	Statements of Shareholders' Equity (Deficit) for the years ended December 31, 1999 and 2000	F-20
	Statement of Cash Flows for the years ended December 31, 1999 and 2000	F-21
	Notes to Financial Statements, December 31, 1999 and 2000	F-22
3.	Unaudited Pro Forma Financial Statements	Page
	Background Information Regarding Pro Forma Financial Statements	F-30
	Pro Forma Combined Balance Sheet as of March 31, 2002 (Unaudited)	F-32
	Notes to Pro Forma Combined Balance Sheet, March 31, 2002 (Unaudited)	F-33

VITALSTREAM, INC. AND SUBSIDIARY

INDEPENDENT AUDITORS' REPORT

The Board of Directors
VitalStream, Inc.

        We have audited the accompanying consolidated balance sheets of VitalStream, Inc. and subsidiary, as of December 31, 2000 and 2001, and the related statements of operations, shareholders' equity and cash flows for the periods from inception (March 9, 2000) through December 31, 2000 and year ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VitalStream Inc. and subsidiary at December 31, 2000 and 2001, and the results of its operations and its cash flows for the periods from inception (March 9, 2000) through December 31, 2000 and year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has incurred recurring losses from operations, negative cash flows from operations and has a net working capital deficiency, which raise substantial doubt about its ability to continue as a going concern. Management's plans with regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        The Company was in the development stage in 2000.

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

Encino, California

February 13, 2002, except for note 10
as to which the date is April 23, 2002

VITALSTREAM, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000 AND 2001

	December 31, 2000	December 31, 2001
ASSETS
Current assets:
Cash, Note 1	$2,263,514	$134,196
Accounts receivable, net of allowance for doubtful accounts of $0 and $38,206 in 2000 and 2001, respectively, Note 1	—	181,740
Prepaid expenses	17,379	104,182
Deposits	—	17,943
Other	37,500	4,679

Total current assets	2,318,393	442,740

Fixed assets, net, Note 2	593,778	915,415

Goodwill, Note 8	—	961,900
Investment in SiteStream, Inc., Note 8	343,567	—
Other assets	67,415	76,466

	410,982	1,038,366

TOTAL ASSETS	$3,323,153	$2,396,521

LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$204,485	$445,770
Accrued compensation	24,169	162,689
Deferred compensation	—	51,230
Notes payable to officers and employees, Note 9	—	64,753
Current portion of capital leases, Note 3	21,699	163,425
Accrued expenses	44,750	75,995

Total current liabilities	295,103	963,862

Capital lease liability	50,884	83,085
Long-term liabilities	—	20,000
	50,884	103,085

Commitments and Contingencies, Note 3
Shareholders' equity, Notes 4, 5 and 6
Series C convertible preferred stock, par value $0.01; authorized shares, 5,500,000; issued and outstanding shares as of December 31, 2000 and 2001 respectively, 0 and 1,730,000; liquidation preference, $865,000	—	17,300
Series B convertible preferred stock, par value $0.01; authorized shares, 914,634; issued and outstanding shares, 225,461; liquidation preference, $1,848,780	2,255	2,255
Series A convertible preferred stock, par value $0.01; authorized shares, 5,333,340; issued and outstanding shares, 5,333,340; liquidation preference, $2,000,002	53,333	53,333
Common stock, par value $0.01; authorized shares, 40,000,000; issued and outstanding shares 8,066,668 and 10,967,075 as of December 31, 2000 and 2001, respectively	80,667	109,671
Additional paid-in capital	3,793,194	4,901,931
Accumulated deficit during development stage	(952,283)	(952,283)
Accumulated deficit after development stage	—	(2,802,633)

Total shareholders' equity	2,977,166	1,329,574

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$3,323,153	$2,396,521

See independent auditors' report and notes to financial statements.

VITALSTREAM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIODS FROM INCEPTION (MARCH 9, 2000) THROUGH
DECEMBER 31, 2000 AND YEAR ENDED DECEMBER 31, 2001

	Inception (Mar. 9, 2000) through Dec. 31, 2000	Year ending Dec. 31, 2001
Revenue, Notes 1 and 7	$—	$1,521,253
Cost of revenue, Note 1	—	904,313

Gross Profit	—	616,940
Research & development	164,858	274,232
Sales & marketing	284,163	1,379,224
General & administrative	597,351	1,679,404

Operating Loss	(1,046,372)	(2,715,920)
Other income (expense):
Interest income	94,089	35,582
Interest expense	—	(40,148)
Loss on disposal of fixed assets	—	(112,600)
Other income (expense)	—	30,453

Net other income (expense)	94,089	(86,713)

Net Loss	$(952,283)	$(2,802,633)

Basic and diluted net loss per common share	$(0.12)	$(0.27)

Shares used in computing basic and diluted net loss per common share	8,066,668	10,394,940

Pro forma loss per share (note 10)	$(0.10)	$(0.19)

Shares used in computing pro forma
Loss per share (note 10)	9,335,853	14,798,230

See independent auditors' report and notes to financial statements.

VITALSTREAM, INC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE PERIODS FROM INCEPTION (MARCH 9, 2000) THROUGH
DECEMBER 31, 2000 AND YEAR ENDED DECEMBER 31, 2001

			Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock
	Common stock									Accumulated Deficit During Development Stage	Accumulated Deficit After Development Stage
									Additional Paid-in Capital
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				Total
	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$—
Issuance of common stock for cash	8,000,000	80,000	—	—	—	—	—	—	—	—	—	80,000
Issuance of common stock as a restricted stock grant	66,668	667	—	—	—	—	—	—	—	—	—	667
Issuance of series A preferred stock for cash	—	—	5,333,340	53,333	—	—	—	—	1,946,669	—	—	2,000,002
Issuance of series B preferred stock for cash	—	—	—	—	225,461	2,255	—	—	1,846,525	—	—	1,848,780
Net loss, December 31, 2000	—	—	—	—	—	—	—	—	—	(952,283)	—	(952,283)

Balance at December 31, 2000	8,066,668	80,667	5,333,340	53,333	225,461	2,255	—	—	3,793,194	(952,283)	—	2,977,166
Issuance of common stock related to SiteStream merger	2,900,407	29,004	—	—	—	—	—	—	261,037	—	—	290,041
Issuance of series C preferred stock, for cash	—	—	—	—	—	—	1,730,000	17,300	847,700	—	—	865,000
Net loss, December 31, 2001	—	—	—	—	—	—	—	—	—	—	(2,802,633)	(2,802,633)

Balance at December 31, 2001	10,967,075	$109,671	5,333,340	$53,333	225,461	$2,255	1,730,000	$17,300	$4,901,931	$(952,283)	$(2,802,633)	$1,329,574

See independent auditors' report and notes to financial statements.

VITALSTREAM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS FROM INCEPTION (MARCH 9, 2000) THROUGH
DECEMBER 31, 2000 AND YEAR ENDED DECEMBER 31, 2001

	Inception (Mar. 9, 2000) Through Dec. 31, 2000	Year ending Dec. 31, 2001
OPERATING ACTIVITIES
Net Loss	$(952,283)	$(2,802,633)
Adjustments to net loss:
Depreciation/amortization	24,509	367,279
Loss on disposal of fixed assets	—	112,600
Changes in operating assets & liabilities
Accounts receivable	—	48,557
Prepaid expenses	(17,379)	(86,803)
Deposits	—	(17,179)
Other current assets	(37,500)	32,821
Other assets	(67,415)	—
Accounts payable	205,152	7,506
Accrued compensation	24,169	102,897
Deferred compensation	—	51,230
Accrued expenses	44,750	6,618

TOTAL CASH USED IN OPERATIONS	(775,997)	(2,177,107)

INVESTING ACTIVITIES
Proceeds from redemption of certificate of deposit	—	60,709
Cash obtained from purchase of SiteStream	—	39,068
Purchases of fixed assets	(518,426)	(210,943)
Payments on purchase of SiteStream	(343,567)	(485,673)

NET CASH USED IN INVESTING ACTIVITIES	(861,993)	(596,839)

FINANCING ACTIVITIES
Payments on notes payable	—	(97,814)
Payments on capital leases	(27,278)	(122,558)
Proceeds from issuance of preferred stock	3,848,782	865,000
Proceeds from issuance of common stock	80,000	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	3,901,504	644,628

NET INCREASE (DECREASE) IN CASH	2,263,514	(2,129,318)
Cash at the beginning of the period	—	2,263,514

Cash at the end of the period	$2,263,514	$134,196

Supplementary disclosure of cash paid during the period for:
Interest	$—	$40,148

Income taxes	$800	$1,600

Equipment acquired under capital leases	$99,861	$180,618

See independent auditors' report and notes to financial statements.

VITALSTREAM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 2001

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business and Basis of Presentation

        The Company was incorporated in Delaware on March 9, 2000 as Receive TV, Inc. and then later changed its name to VitalStream, Inc. The Company was in the development stage during the year ended December 31, 2000. The Company sells products and services that enable the digital broadcast of audio and video content and other communications via the Internet. The Company provides audio and video streaming, web conferencing, advanced media hosting, payment processing, and consulting services.

  Going concern

        The accompanying financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The Company's losses, negative cash flows from operations and the working capital deficiency raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, an additional cash infusion. As discussed in Note 10, the Company has merged with Sensar Corporation and received approximately $1.1 million in cash. Management believes that this transaction should provide access to additional cash required to fund the Company's operations, and the meeting of its obligations.

  Principles of Consolidation

        The consolidated financial statements include the accounts of VitalStream, Inc. and its wholly-owned subsidiary, SiteStream Incorporated. The term "Company" used herein means VitalStream, Inc and its subsidiary, unless otherwise indicated by the context. All material intercompany accounts and transactions have been eliminated.

  Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Significant estimates made in preparing these financial statements include the allowance for doubtful accounts, deferred tax asset valuation allowance and useful lives for depreciable and amortizable assets. Actual results could differ from those estimates.

  Cash Equivalents

        The Company considers all highly liquid investments purchased with an original maturity at date of purchase of three months or less to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates market value.

See independent auditors' report.

  Concentration of Business and Credit Risk

        The Company markets its services to companies and individuals in many industries and geographic locations. The Company's operations are subject to rapid technological advancement and competition in the industry.

        Accounts receivable represent financial instruments with potential credit risk. The Company sometimes offers its customers credit terms. The Company makes periodic evaluations of the creditworthiness of its customers and in nearly all cases retains physical possession of the customer's server as collateral in the event of non-payment. Small business customers to whom the Company provides services are normally billed through a direct credit card charge. In the event of non-payment or default, the Company has the ability to terminate services.

  Property & Equipment

        Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, generally three to five years. Leasehold improvements are amortized over the remaining lease term at the date of installation.

  Fair Value of Financial Instruments

        The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments. As of December 31, 2000 and December 31, 2001 the Company's capital lease obligations and notes payable have stated borrowing rates that are consistent with those currently available to the Company and, accordingly, the Company believes the carrying value of these debt instruments approximates their fair value.

  Revenue Recognition

        Revenue consists primarily of fees for streaming media services, web hosting, managed services and sales of hardware. Streaming media service fees, which are typically usage-based, are recognized as the service is provided. Web hosting fees, generally consisting of fixed monthly amounts, are also recognized as the service is provided. Revenue from equipment sales is recognized when delivery is complete.

  Research and Development

        Research and development costs are expensed as incurred

  Cost of Revenue

        Cost of revenue includes the direct costs of operating the Company's network, including telecommunications charges, depreciation on the Company's data center equipment and the cost of equipment sold to customers.

  Net Loss Per Share

        In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share (SFAS 128). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. All net loss per share amounts for all periods have been presented to conform to SFAS 128.

        Net loss per common share is computed using the weighted average number of common shares outstanding during the periods presented. Options to purchase shares of the Company's stock under its stock option plan may have a dilutive effect on the Company's earnings per share in the future but are not included in the calculation for 2000 and 2001 because they have an antidilutive effect in such periods.

  Advertising Costs

        Advertising and promotional materials are expensed when incurred. Total advertising costs were $66,624 and $146,414 for the periods from inception through December 31, 2000 and year ended December 31, 2001, respectively.

  Stock-Based Compensation

        The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (APB 25), and has adopted the "Disclosure only" alternative described in Statement of Financial Accounting Standards, (SFAS) No. 123, Accounting for Stock-Based Compensation.

  Income Taxes

        The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The measurement of deferred tax assets and liabilities is based on provisions of applicable tax law. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, is not expected to be realized.

        The primary difference between the Company's effective income tax rate and the statutory federal rate for the period from inception through December 31, 2000 and the year ended December 31, 2001 relates primarily to losses incurred for which no tax benefit was recognized, due to the uncertainty of their realization. The Company recorded a valuation allowance for 100% of its deferred tax benefit, which is mainly comprised of its loss carryforwards.

        At December 31, 2001, the Company has available for federal and state income tax purposes, net operating loss carryforwards of approximately $4,900,000, which begin to expire in 2008. Because of statutory "ownership changes," the amount of net operating losses which may be utilized in future years are subject to significant limitation.

  New Accounting Standards

        The Financial Accounting Standards Board has adopted FAS No. 142 "Goodwill and Other Intangible Assets," which will be effective starting with the year ending December 31, 2002. Under this new pronouncement, Goodwill shall no longer be amortized, but shall be tested annually for impairment. An impairment loss, if any, shall then be recognized as an expense of the period.

2.    PROPERTY AND EQUIPMENT

        Property and equipment consists of the following:

	December 31,
	2000	2001
Computers and office equipment	$233,896	$374,671
Data center equipment	58,944	540,271
Furniture and fixtures	110,108	110,966
Leasehold improvements	215,339	256,630

	618,287	1,282,538
Less accumulated depreciation and amortization	24,509	367,123

	$593,778	$915,415

3.    COMMITMENTS AND CONTINGENCIES

  Lease Commitments

        The Company leases facilities and equipment under various lease arrangements. The lease terms range from month-to-month to three years. In December 2000, the Company entered into a three-year lease agreement for its corporate facilities located in Irvine, California. Payments for the lease total $13,028 per month through November 2003. Additionally, the Company is required to pay its pro rata share of all taxes, building maintenance costs and insurance. As part of the agreement, the Company was required to provide security in the form of a deposit totaling $53,415. If the Company is not in default under its office lease, the landlord has agreed to return a portion of the security deposit in the form of credits against the basic rent in the amount of $39,084 as follows:

January 2002	$13,028
January 2003	$13,028
January 2004	$13,028

        Future minimum annual lease payments under noncancelable lease arrangements at December 31, 2001 are as follows:

Calendar Year	Capital leases	Operating lease
2002	$204,767	$202,679
2003	82,447	211,471
2004	16,970	207
Less amounts representing interest	(57,674)

	246,510
Less current portion	(163,425)

Capital lease obligations due after after one year	$83,085

        Rent expense under operating leases was $13,028 and $156,336 for the periods from inception through December 31, 2000 and year ended December 31, 2001, respectively. Assets capitalized under capital leases totaled $99,861 and $440,723 at December 31, 2000 and 2001, respectively. Accumulated amortization of assets capitalized under capital leases totaled $0 and $163,229 at December 31, 2000 and 2001, respectively. Amortization of assets capitalized under capital leases is included in depreciation and amortization expense.

  Legal Matters

        The Company is involved in certain legal actions and claims arising in the ordinary course of business. It is the opinion of management, that such litigation and claims will be resolved without a material effect on the Company's financial position.

4.    CONVERTIBLE PREFERRED STOCK

        In April 2000 the Company received $2,000,002 from the sale of 5,333,340 shares of Series A convertible preferred stock ("Series A Preferred Stock") in a private placement to a group of investors. In August 2000 the Company received $1,848,780 from the sale of 225,461 shares of Series B convertible preferred stock ("Series B Preferred Stock") in a private placement to a group of investors. In September 2001 the Company received $865,000 from the sale of 1,730,000 shares of Series C convertible preferred stock ("Series C Preferred Stock") in a private placement to a group of investors.

        Significant rights and privileges of the Series A preferred stock, Series B preferred stock and Series C preferred stock, collectively ("Preferred A, B & C Stock") are as follows:

        There are 5,333,340 shares of Series A Preferred Stock, 914,634 shares of Series B Preferred Stock and 5,500,000 shares of Series C Preferred Stock authorized. As of December 31, 2001, there were 5,333,340 shares of Series A Preferred Stock outstanding, held of record by 28 shareholders, 225,461 shares of Series B Preferred Stock outstanding held of record by 2 shareholders and 1,730,000 shares of Series C Preferred Stock outstanding, held by 15 shareholders.

  Voting

        Holders of the outstanding Preferred Stock vote on an as-if-converted basis with the Common Stock on all matters except as otherwise provided by law or by the Company's Certificate of Incorporation.

  Conversion

        All outstanding shares of Preferred Stock are convertible at the option of the holder into Common Stock. All outstanding shares of Preferred Stock will convert automatically into Common Stock at their then respective effective conversion ratios upon the closing of: (i) a firm underwritten public offering of Common Stock at a public offering price greater than or equal to the conversion price per share then in effect for Series A, Series B and Series C, respectively, resulting in net proceeds to the Company of not less than $10,000,000; or (ii) if earlier, the date specified by the holders of a majority of the outstanding shares of each class, in separate class votes of the holders of Preferred A, B & C Stock, for the conversion of all outstanding shares of such class.

        The current conversion rate for a share of Series A Preferred Stock to the Company's Common Stock is one share of Common Stock for one share of Series A Preferred Stock. The current conversion rate for a share of Series B Preferred Stock to the Company's Common Stock is approximately 10.33 shares of Common Stock for one share of Series B Preferred Stock. The current conversion rate for a share of Series C Preferred Stock to the Company's Common Stock is one share of Common Stock for one share of Series C Preferred Stock. The Certificate of Incorporation of the Company provides for an adjustment in the Series A, B & C Preferred Stock in the event of stock splits, dividends, reclassifications of Common Stock, reorganizations, mergers, consolidations and sales of assets, subject to customary exceptions. In addition, if the Company issues certain additional equity securities under certain conditions with an effective purchase price less than the then applicable conversion price of the Series B Preferred Stock (a dilutive financing), holders of Series B Preferred Stock are entitled to adjustment of the conversion price then in effect based on a mathematical weighted average formula.

  Liquidation

        In the event of any liquidation, dissolution or winding up of VitalStream, whether voluntary or involuntary, the holders of Series B Preferred Stock and Series C Preferred Stock shall be entitled, before any distribution or payment is made upon any shares of Series A Preferred Stock or Common Stock, to be paid in cash, in respect of each share of Series B Preferred Stock held by such holder, $8.20 plus any declared but unpaid dividends, and, in respect of each share of Series C Preferred Stock held by such holder, $0.50 plus any declared but unpaid dividends. In the event of any liquidation, dissolution or winding up of VitalStream, whether voluntary or involuntary, the holders of Series A Preferred Stock shall be entitled, before any distribution or payment is made upon any shares of Common Stock, to be paid in cash, in respect of each share of Series A Preferred Stock held by such holder, $0.375 plus any declared but unpaid dividends. Upon such liquidation, dissolution or winding up, if the assets to be distributed among the holders of the shares of Series C Preferred Stock, Series B Preferred Stock or Series A Preferred Stock shall be insufficient to permit payment to the holders thereof of such amounts, then all of the assets of VitalStream then remaining and legally available for distribution shall be distributed ratably among the holders of the shares of Series C Preferred Stock and Series B Preferred Stock either until all such assets have been distributed or until payment of $0.50 is made to the Series C Preferred Stock holders and $8.20 is made to the Series B Preferred Stock holders, then ratably to the holders of the shares of Series A Preferred Stock.

  Dividends

        No dividends may be declared or paid on the Company's Common Stock unless simultaneously therewith dividends in a specified amount are first paid, or a distribution is made, ratably, on the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock. The Company has never declared or paid any dividends and does not plan to pay any dividends in the foreseeable future.

        The board of directors has the authority to issue up to 15,000,000 shares of preferred stock in one or more series without any further action or vote by the stockholders. In addition, the board of directors is authorized, without stockholder approval, to fix the rights, preferences, privileges and restrictions granted to or imposed upon such preferred stock, including: dividend rights; conversion rights; terms of redemption; liquidation preferences; voting rights; sinking fund terms; and the number of shares constituting any series or the designation of such series.

5.    STOCK OPTIONS, WARRANTS AND STOCK GRANTS

        The Company has a stock option/stock issuance plan ("Stock Option Plan") that provides for the granting of incentive stock options, non-statutory stock options or shares of common stock directly to certain key employees, members of the Board of Directors, consultants and independent contractors according to the terms of the plan.

        Options issued in 2000 and 2001 were issued under the Stock Option Plan. There were no stock grants made under the plan in either 2000 or 2001. This plan provided for issuance of options to purchase common stock of the Company at 100% of the fair market value at the time of grant with vesting generally over a three-year period. Options under this plan were issued solely to employees and consultants of the Company. In May 2001 the board of directors, with shareholder approval, increased the amount of shares available for grant by 2,000,000, taking the total amount available to 4,000,000. As of December 31, 2001, options granted and outstanding under the Stock Option Plan totaled 2,723,168.

  Stock-Based Compensation

        SFAS 123, Accounting for Stock-Based Compensation, requires pro forma information regarding net income (loss) using compensation that would have been incurred if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of options granted have been estimated at $0 at the date of grant using the minimum value option pricing model using the following assumptions:

Risk free interest rate	4.89% to 6.05%
Stock volatility factor	None
Weighted average expected option life	5 Years
Expected dividend yield	None

        No compensation expense was recorded for the periods from inception through December 31, 2000 and year ended December 31, 2001. Therefore pro forma net loss would be the same as net loss presented on the statements of operations. For purposes of determining pro forma amounts, the estimated fair value of the options would be amortized to expense over the options' vesting periods. The Company's compensation expense used in determining the pro forma information may not be indicative of such expense in future periods.

        A summary of the Company's stock option activity and related information follows:

	Inception (Mar. 9, 2000) through Dec. 31, 2000		Year ended Dec. 31, 2001
	Options	Weighted average exercise prices	Options	Weighted average exercise prices
Outstanding-beginning of year	—	—	501,668	$0.44
Granted	1,001,668	$0.41	2,275,500	$0.43
Exercised	—	—	—	—
Forfeited	(500,000)	$0.38	(54,000)	$0.82

Outstanding- end of period	501,668	$0.44	2,723,168	$0.42

Exerciseable at the end of period	—	—	377,434	$0.46

Weighted average fair value of options granted during the year		$—		$—

        The details of the options outstanding as of December 31, 2001 are as follows:

Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life (years)	Options Exercisable
$0.42	2,723,168	4.50	377,434

  Stock Warrants

        On July 30, 2000, the Company granted to an advisor and shareholder, warrants to purchase 133,336 shares of the Company's Common stock at an exercise price of $0.38 per share. The warrants became exercisable on the grant date, and expire on July 30, 2005.

        On October 15, 2001, the Company granted to one of its vendors, warrants to purchase 10,000 shares of the Company's Common stock at an exercise price of $0.50 per share. The warrants became exercisable on the grant date, and expire on October 15, 2006.

6.    COMMON STOCK

        At December 31, 2001, 12,258,283 shares of the Company's common stock were reserved for issuance as follows:

Series A preferred stock	5,333,340
Series B preferred stock	2,328,439
Series C preferred stock	1,730,000
Warrants	143,336
Options	2,723,168

Total	12,258,283

7.    CONCENTRATIONS

        At December 31, 2001, the Company had no material concentration of revenue from a single customer. Accounts receivable from two customers accounted for approximately 32% of total accounts receivable at December 31, 2001.

8.    SITESTREAM PURCHASE

        In March 2001, the Company acquired SiteStream Incorporated which became a wholly-owned subsidiary of the Company. The total consideration given in the transaction was 2,900,407 shares of the Company's Common stock, $22,500 cash to two dissenting shareholders and $706,740 of note forgiveness. The Company recorded the acquisition under the purchase method of accounting. Goodwill of $986,565 was recorded on the Company's financial statements as a result of the transaction. The Company amortizes its goodwill over 40 years, and recorded $24,665 of amortization during the year ended December 31, 2001.

        A balance of $343,567 was invested in SiteStream at December 31, 2000 through advances and direct acquisition costs.

        In connection with that transaction, and under separate employment agreements with them, the Company issued, subsequent to December 31, 2001, to two former executive officers of SiteStream and now employees of the Company a total of 90,184 shares of the Company's Common Stock. Of the

90,184 shares, 50,854 shares were issued on January 16, 2002 and 39,330 shares were issued on February 1, 2002.

9.    RELATED PARTY TRANSACTIONS

        In March 2000, the two founders of the Company who are also directors and executive officers each purchased 4,000,000 shares of the Company's Common Stock for $.01 per share.

        In August 2000, the father of one of the Company's officers and directors was granted options to purchase 33,334 shares of the Company's Common Stock at the then fair market value of $0.82 per share in exchange for advisory services to be provided to the Company.

        Lyme Investments, LLC, which is controlled by a director of the Company, purchased 66,668 shares of the Company's Series A Preferred Stock in April 2000. All Series A Preferred Stock was purchased at the offering price of $0.375 per share. In June 2000, a director, was granted 66,668 shares of VitalStream Common Stock. These shares are subject to a restricted stock agreement, which provides that the shares are partially forfeitable if the director ceases to serve the Company as a consultant or director in the three-year period following the grant of such shares to him.

        During 2001, the Company entered into three separate leases totaling approximately $80,000 in principal, in which the payments are personally guaranteed by two of the Company's officers and directors.

        In September 2001, three of the company's officers (two of whom are also directors) and a director, purchased shares of the Company's Series C Preferred Stock in the Company's private placement. Shares were purchased at the offering price.

        When the Company acquired SiteStream Incorporated in March 2001, it assumed loans payable to two of SiteStream's officers, totaling $110,384. The Company repaid $45,631 during 2001. The balance of the note in the amount of $64,753 at December 31, 2001, bears interest at 4.86% and is due in March 2002.

10.  SUBSEQUENT EVENTS

        On April 23, 2002, Sensar Corporation ("Sensar") and VitalStream Operating Corporation, a wholly-owned subsidiary of Sensar ("Merger Sub"), consummated a merger (the "Merger") with VitalStream, Inc. ("VitalStream"), pursuant to which Merger Sub was merged with and into VitalStream, with VitalStream surviving as a wholly-owned subsidiary of VitalStream Holdings. In connection with the merger, all officers and directors of Sensar resigned and were replaced by the management team and directors of VitalStream. Sensar's outstanding shares of common stock are traded on the over-the-counter market under the symbol "SCII".

        As a result of the merger, all of the outstanding shares of VitalStream capital stock were converted into the right to receive an aggregate of 15,228,521 shares of Sensar common stock, representing approximately 69% of the outstanding shares of Sensar following the merger. In addition, the approximately 80 former VitalStream shareholders will have the right to receive contingent consideration up to an additional 13,000,282 common shares of Sensar, potentially increasing their aggregate ownership to approximately 80%.

        For accounting purposes, the merger was treated as a recapitalization of VitalStream. Pro forma loss per share is calculated for all periods using the historical shares of Vitalstream adjusted by the exchange ratio with Sensar.

SITESTREAM, INC., DBA PUBLICHOST

CONTENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
SiteStream Incorporated, dba PublicHost

        We have audited the accompanying balance sheets of SiteStream Incorporated, dba PublicHost as of December 31, 1999 and 2000, and the related statements of operations, shareholders' equity and cash flows for the years than ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SiteStream Incorporated dba Public Host at December 31, 1999 and 2000, and the results of its operations and its cash flows for the years ended December 31, 1999 and 2000 in conformity with accounting principles generally accepted in the United States of America.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans with regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

Encino, California

February 13, 2002

SITESTREAM, INC. DBA PUBLICHOST

BALANCE SHEETS

DECEMBER 31, 1999 AND 2000

	December 31, 1999	December 31, 2000
ASSETS
Current assets
Cash and cash equivalents	$216,588	$—
Accounts receivable, note 11	16,315	118,694
Other current assets	11,057	—

Total Current Assets	243,960	118,694
Property and equipment, net, note 2	334,484	355,597
Restricted cash, note 3	112,000	60,709
Deposits	14,915	14,915

TOTAL ASSETS	$705,359	$549,915

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities
Bank overdraft	$—	$12,348
Current portion of note payable	36,213	38,351
Current portion of capital lease obligations	81,375	90,166
Accounts payable	63,394	284,501
Accrued salaries	41,429	71,569
Other accrued expenses	—	58,945
Note payable—VitalStream, Inc., note 12	—	290,899
Notes payable to officers, note 12	—	110,385

Total Current Liabilities	222,411	957,164
Note payable, net of current portion, note 3	61,512	23,215
Capital lease obligations, net of current portion, note 5	96,932	47,367
COMMITMENTS AND CONTINGENCIES, NOTE 5
Shareholders' equity (deficit), notes 6, 7 and 8
Series A redeemable convertible preferred stock, par value $0.001; authorized shares, 1,100,000; issued and outstanding shares, 1,000,000; liquidation preference, $1,000,000	1,000	1,000
Common stock, par value $0.001; authorized shares, 100,000,000; issued and outstanding shares, 1,125,000	1,125	1,125
Additional paid in capital	892,363	892,363
Accumulated deficit	(569,984)	(1,372,319)

TOTAL SHAREHOLDERS' EQUITY (DEFICIT)	324,504	(477,831)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)	$705,359	$549,915

See independent auditors' report and notes to financial statements.

SITESTREAM, INC. DBA PUBLICHOST

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000

	Year ended Dec. 31, 1999	Year ended Dec. 31, 2000
REVENUE, note 7	$44,956	$1,251,964
COSTS AND EXPENSES
Cost of revenue	82,700	571,396
Selling, general and administrative	479,968	1,276,426
Depreciation and amortization	63,741	168,338

TOTAL COSTS AND EXPENSES	626,409	2,016,160

LOSS FROM OPERATIONS	(581,453)	(764,196)

OTHER INCOME (EXPENSES)
Interest income	21,683	4,820
Interest expense	(11,473)	(42,959)
Other income	1,259	—

	11,469	(38,139)

NET LOSS	$(569,984)	$(802,335)

See independent auditors' report and notes to financial statements.

SITESTREAM, INC. DBA PUBLICHOST

STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000

			Series A Preferred stock
	Common stock
					Additional paid-in Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount			Total
Balance at January 1, 1999	1,125,000	$1,125	—	$—	$375	$—	$1,500
Issuance of series A preferred stock for cash	—	—	1,000,000	1,000	891,988	—	892,988
Net loss	—	—	—	—	—	(569,984)	(569,984)

Balance at December 31, 1999	1,125,000	1,125	1,000,000	1,000	892,363	(569,984)	324,504
Net loss	—	—	—	—	—	(802,335)	(802,335)

Balance at December 31, 2000	1,125,000	$1,125	1,000,000	$1,000	$892,363	$(1,372,319)	$(477,831)

See independent auditors' report and notes to financial statements.

SITESTREAM, INC. DBA PUBLICHOST

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000

	Year ended Dec. 31, 1999	Year ended Dec. 31, 2000
OPERATING ACTIVITIES
Net loss	$(569,984)	$(802,335)
Adjustment to net loss:
Depreciation and amortization	63,741	168,338
Change in operating assets and liabilities:
Accounts receivable	(16,315)	(102,379)
Other current assets	(11,057)	11,057
Deposits	(14,915)	—
Accounts payable	63,395	221,108
Accrued liabilities	41,429	89,083

NET CASH USED IN OPERATING ACTIVITIES	(443,706)	(415,128)

INVESTING ACTIVITIES
Additions to property and equipment	(202,035)	(145,399)

NET CASH USED IN INVESTING ACTIVITIES	(202,035)	(145,399)

FINANCING ACTIVITIES
Bank overdraft	—	12,348
Reduction in restricted cash	—	51,291
Note payable—VitalStream, Inc., note 12	—	290,900
Notes payable to officers, note 12	(112,000)	—
Proceeds from note payable	112,000	—
Proceeds from officer loans	—	110,385
Proceeds from issuance of Series A preferred stock	892,988	—
Payments on note payable	(14,276)	(36,159)
Repayment of capital lease obligations	(17,883)	(84,826)

NET CASH PROVIDED BY FINANCING ACTIVITIES	860,829	343,939

Net increase (decrease) in cash and cash equivalents	215,088	(216,588)
Cash and cash equivalents at beginning of year	1,500	216,588

Cash and cash equivalents at end of year	$216,588	$—

Supplementary disclosure of cash paid during the period for:
Interest	$11,473	$42,959

Income taxes	$—	$—

Supplementary disclosure of non-cash transactions:
Equipment acquired under capital lease agreements	$196,190	$44,054

See independent auditors' report and notes to financial statements.

SITESTREAM INCORPORATED, DBA PUBLICHOST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1999 AND 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business and Basis of Presentation

        The Company was incorporated in California on November 3, 1998, and began doing business as PublicHost on October 1, 1999. The Company provides a comprehensive array of data services including server co-location, e-mail, hosting, domain name registration, private network services and consulting to business customers and other large institutions through its fully redundant, high-speed network.

  Going Concern

        The accompanying financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern.

        The Company's losses, negative cash flows from operations and the working capital deficiency raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, additional cash infusion. As discussed in note 9, the Company was subsequently acquired and became a wholly owned subsidiary of VitalStream, Inc. Management believes that this transaction should provide access to the additional cash required for the Company's operations, and the meeting of its obligations.

  Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Significant estimates made in preparing these financial statements include the allowance for doubtful accounts, the deferred tax valuation allowance, and the fair value of stock options. Actual results could differ from those estimates.

  Cash Equivalents

        The Company considers all highly liquid investments purchased with an original maturity at date of purchase of three months or less, excluding restricted cash, to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates market value.

  Concentrations of Business and Credit Risk

        The Company operates in a single industry segment: the provision of hosting and related services and sales. The Company markets its services to companies and individuals in many industries and geographic locations. The Company's operations are subject to rapid technological advancement and intense competition in the telecommunications industry.

See independent auditors' report.

        Accounts receivable represent financial instruments with potential credit risk. The Company typically offers its customers credit terms. The Company makes periodic evaluations of the credit worthiness of its customers and other than obtaining deposits pursuant to its policies, it generally does not require collateral. Individuals to whom the Company provides services are normally billed through a direct credit card charge. In the event of nonpayment, the Company has the ability to terminate services.

  Property and Equipment

        Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, generally three years. Leasehold improvements are amortized over the lease term, two years.

  Fair Value of Financial Instruments

        The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments. As of December 31, 1999 and December 31, 2000, the Company's capital lease obligations and notes payable have stated borrowing rates that are consistent with those currently available to the Company and, accordingly, the Company believes the carrying value of these debt instruments approximates their fair value.

  Revenue Recognition

        Revenue is primarily derived from recurring monthly Internet access fees and related installation charges. Hosting fees, generally consisting of fixed monthly amounts, are recognized as the service is provided. Revenue is also derived from equipment sales and from computer programming and consulting services. Equipment sales are recognized when delivery is complete. Programming and consulting service fees are recognized as such services are provided.

  Cost of Revenue

        Cost of revenue includes the direct costs of operating the Company's network, including telecommunications charges and the cost associated with sales of equipment.

  Advertising Costs

        The Company expenses the cost of advertising and promotional materials when incurred. Total advertising costs were $0 and $15,170 for the years ended December 31, 1999 and 2000 respectively.

  Stock-Based Compensation

        The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (APB 25), and has adopted the "Disclosure only" alternative described in Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation.

  Income Taxes

        The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The measurement of deferred tax assets and liabilities is based on provisions of applicable tax law. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, is not expected to be realized.

2. PROPERTY AND EQUIPMENT

        Property and equipment consists of the following:

	December 31, 1999	December 31, 2000
Computers and office equipment	$54,095	$60,107
Data center equipment	307,361	490,800
Furniture and fixtures	5,459	5,459
Leasehold improvements	31,310	31,310
	398,225	587,676

Less accumulated depreciation and amortization	63,741	232,079

	$334,484	$355,597

3. NOTES PAYABLE

Note payable bearing interest at 5.75%, principle and interest payable in monthly installments of $3,408 through July 2002, secured by certificate of deposit with Comerica Bank, and all assets of the Company.	$97,725	$61,566

Less current portion	36,213	38,351

	$61,512	$23,215

4. INCOME TAXES

        The primary difference between the Company's effective income tax rate and the statutory federal rate for the years ended December 31, 1999 and 2000 relates primarily to losses incurred for which no tax benefit was recognized, due to the uncertainty of its realization. The Company recorded a valuation allowance for 100% of its deferred tax benefit, which is also mainly comprised of its loss carryforwards.

5. COMMITMENTS AND CONTINGENCIES

        Lease Commitments.    The Company leases facilities and equipment under various lease arrangements. The lease terms range from month-to-month to three years. In May 1999, the Company entered into a two-year lease agreement for its corporate facilities located in Irvine, California. Payments for the lease total $7,117 per month through June 2000, with escalation to $7,337 beginning in July 2000. As part of the agreement, the Company was required to provide security in the form of a deposit totaling $10,000.

        Future minimum annual lease payments under noncancelable operating lease arrangements at December 31, 2000 total $44,016 to be paid in 2001.

        Rent expense under operating leases were $53,378 and $87,156 for the year ended December 31, 1999 and 2000 respectively. Amortization of assets capitalized under capital leases is included in depreciation and amortization expense.

6. SERIES A CONVERTIBLE PREFERRED STOCK

        Significant rights and privileges of the Series A convertible preferred stock ("Series A Preferred Stock") are as follows:

        Conversion.    The Series A Preferred Stock will be convertible, at the option of the holder at any time after issuance, at the rate of one share of Common Stock for each share of Series A Preferred Stock. The conversion rate will be subject to adjustments from time to time in the event of certain stock dividends, stock divisions or combinations of the Common Stock, issuance of convertible securities with a conversion rate less than the then current conversion rate of the Series A Preferred Stock, or sale of Common Stock at a price less than the current conversion rate of the Series A Preferred Stock. In the case of a consolidation or merger of the Company with or into any other corporation, or in case of any sale or transfer of substantially all the assets of the Company, a holder of Series A Preferred Stock will be entitled to receive on conversion the consideration which the holder would have received had he converted immediately prior to the occurrence of the event. No adjustment in the conversion rate will be required unless it would result in a less than $.01 change in the rate; however, any adjustment not made will be carried forward. The Series A Preferred Stock will automatically be converted into Common Stock at the then current conversion rate in the event of an underwritten public offering of the Company's Common Stock at a price of not less than $10 per share and at an aggregate offering price of not less than $4 million.

7. SERIES A CONVERTIBLE PREFERRED STOCK

        Voting.    The holders of Series A Preferred Stock will be entitled to vote, on the basis of one vote for each share of Common Stock issuable upon conversion, with the holders of Common Stock as a single class on all matters upon which shareholders have the right to vote, except that the holders of Series A Preferred Stock, other than current shareholders of the Company, have the right, voting as a class, to elect one Director so long as such holders own at least 100,000 shares of Series A Preferred Stock. In addition, the approval of at least 66 2/3% of the Series A Preferred Stock then outstanding will be required to amend, alter or repeal any provisions of the Resolution, to authorize any reclassification of the Series A Preferred Stock so as to affect adversely the rights, preferences, or privileges of the Series A Preferred Stock either directly or indirectly or through merger or consolidation, to authorize the issuance of any equity securities equal to or senior to the Series A Preferred Stock in liquidation or the payment of dividends, or to authorize the issuance of any additional shares of Series A Preferred Stock.

        Liquidation.    Holders of Series A Preferred Stock will be entitled to receive $1.00 per share (plus declared, but unpaid dividends), and no more, before any distribution or payment is made to holders of Common Stock or other junior stock in the event of the dissolution, liquidation or winding up of the Company, if, in any such event, the assets of the Company are insufficient to permit full payment, the holders of Series A Preferred Stock will be entitled to a ratable distribution of the available assets. A consolidation, merger or sale of all or substantially all of the assets of the Company will not be considered a liquidation, dissolution or winding up for these purposes.

        Dividends.    Holders of the Series A Preferred Stock are entitled to an annual non-cumulative dividend of $0.10 per share prior to any distribution with respect to Common Stock, payable when and if declared by the Board of Directors.

        Warrants.    Warrants to purchase 100,000 shares of preferred stock were issued to agents of Meridian Capital Group, Inc., the investment company who facilitated the issuance of the 1,000,000 shares of Series A preferred stock. These warrants provide for an exercise price of $1.00 per share, and expire in April 2004.

8. STOCK OPTIONS

        The Company has a stock option plan that provides for the granting of incentive or non-statutory stock options to certain key employees, members of the Board of Directors, consultants and independent contractors.

        Options issued in 1999 and 2000 were issued under the Stock Option Plan. This plan provided for issuance of options to purchase common stock of the Company at 100% of the fair market value at the time of grant with vesting generally over a three-year period. Options under this plan were issued solely to employees of the Company. As of December 31, 1999 and 2000, options granted and outstanding under the Stock Option Plan totaled 157,000 and 177,000 respectively.

9. STOCK OPTIONS

  Stock-Based Compensation

        SFAS 123, Accounting for Stock-Based Compensation, requires pro forma information regarding net income (loss) using compensation that would have been incurred if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of options granted have been estimated at the date of grant using the minimum value option pricing model using the following assumptions:

Risk free interest rate	5.80	% to 6.28%
Stock volatility factor	None
Weighted average expected option life	10 years
Expected dividend yield	None

        For purposes of determining pro forma amounts, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's compensation expense used in determining the pro forma information may not be indicative of such expense in future periods.

        The Company's pro forma information follows:

	December 31, 1999		December 31, 2000
	As reported	Pro forma	As reported	Pro forma
Net loss	$(581,453)	$(607,593)	$(802,337)	$(828,477)

        A summary of the Company's stock option activity and related information follows:

	December 31, 1999		December 31, 2000
	Options	Weighted average exercise prices	Options	Weighted average exercise prices
Outstanding—beginning of year	—	$—	157,000	$1.00
Granted	157,000	1.00	20,000	1.00
Exercised	—	—	—	—
Forfeited	—	—	—	—

Outstanding—end of year	157,000	$1.00	177,000	$1.00

Exercisable at the end of year	—	$—	47,833	$1.00

Weighted average fair value of options granted during the year		$0.45		$0.45

        The weighted average remaining contractual life of options as of December 31, 2000 was as follows:

Exercise price	Number of options outstanding	Remaining contractual life (years)	Options exercisable
$1.00	177,000	8.64	47,833

10. COMMON STOCK

        At December 31, 2000, 1,177,000 shares of the Company's common stock were reserved for issuance as follows:

Series A Preferred Stock	1,000,000
Options	177,000

1,177,000

11. CONCENTRATIONS

  Customers

        For the year ended December 31, 2000, the Company had two major customers who represented 35% of total revenue. For the year ended December 31, 1999, the Company had four major customers who represent 86% of total revenue.

        Total accounts receivable from three customers represented 49% of total amounts due from customers at December 31, 2000. Total account receivables from four customers represented 85% of total amount due from customers at December 31, 1999.

12. RELATED PARTY TRANSACTIONS

        For the year ended December 31, 2000, two officers advanced the Company $110,385. These advances, secured by all assets of the Company, bear interest at 6% and are due on demand. The balance of these advances at December 31, 2000, was $110,385.

        During the year, Vitalstream, Inc. (see note 13) advanced $290,900 to the Company.

13. SUBSEQUENT EVENT

        On March 14, 2001, the Company was acquired and became a wholly owned subsidiary of VitalStream, Inc. See independent auditors' report.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

CONTENTS

PAGES
BACKGROUND INFORMATION REGARDING PRO FORMA FINANCIAL STATEMENTS	F-30
PRO FORMA COMBINED BALANCE SHEET (Unaudited)	F-32
NOTES TO PRO FORMA COMBINED BALANCE SHEET (Unaudited)	F-33

Background Information Regarding Pro Forma Financial Statements

        On April 23, 2002, VitalStream Holdings consummated a merger pursuant to which a wholly-owned subsidiary of VitalStream Holdings merged with and into VitalStream, with VitalStream surviving as a wholly-owned subsidiary of VitalStream Holdings. In the merger, all of the outstanding shares of VitalStream capital stock were converted into the right to receive an aggregate of 15,228,521 shares of VitalStream Holdings common stock, representing approximately 69% of the outstanding shares of VitalStream Holdings following the merger. In addition, the approximately 80 former VitalStream shareholders will have the right to receive as contingent consideration up to an additional 13,000,282 common shares of VitalStream Holdings, potentially increasing their aggregate ownership to approximately 80%.

        The following unaudited pro forma combined balance sheet reflects the combination of VitalStream Holdings and VitalStream and the issuance of shares of VitalStream Holdings common stock to VitalStream stockholders. The unaudited pro forma combined balance sheet has been derived from unaudited consolidated historical financial statements of both VitalStream Holdings and VitalStream. The financial statements of VitalStream Holdings as of March 31, 2002 are contained in our Quarterly Report on Form 10-Q filed with the SEC on April 23, 2002. The financial statements of VitalStream as of March 31, 2002 are contained our Amendment No. 1 on Form 8-K/A filed with the SEC on May 16, 2002. The unaudited pro forma condensed combined balance sheet as of March 31, 2002 was prepared as if the merger had occurred on that date.

        Although from a legal perspective, VitalStream Holdings acquired VitalStream in the merger, from an accounting perspective, the merger is viewed as a recapitalization of VitalStream accompanied by an issuance of stock by VitalStream for the net assets of VitalStream Holdings. This is because VitalStream Holdings did not have operations immediately prior to the merger, and following the merger, VitalStream is the operating company. VitalStream's directors and officers now serve as the directors and officers of the new combined entity. Additionally, VitalStream's shareholders now own approximately 69% of the outstanding shares of VitalStream Holdings.

        Given these circumstances, the transaction is accounted for as a capital transaction rather than as a business combination. That is, the transaction is equivalent to the issuance of stock by VitalStream for the net assets of VitalStream Holdings, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangibles is recorded. Because the merger is accounted for as a capital transaction, the pro forma financial statements do not include an income statement. In addition, the pro forma balance sheet has been prepared in such a manner that the pro forma equity section reflects the total outstanding VitalStream Holdings shares for the new merged entity. Additionally, VitalStream Holdings's accumulated deficit and additional paid-in capital accounts have been eliminated, while VitalStream's accumulated deficit remains.

        The unaudited pro forma combined balance sheet has been prepared under the assumption that only the initial merger consideration is issued, and that none of the contingent merger consideration is issued. If and when any part of the contingent merger consideration is issued, the transaction is accounted for by adjusting the common stock and additional paid-in capital accounts, and no other expense or asset is recorded. Additionally, the transaction costs are charged against additional paid-in capital.

        In the opinion of management of VitalStream Holdings and VitalStream, all adjustments necessary to present fairly the pro forma combined balance sheet have been made based on the terms and structure of the transaction.

        The unaudited pro forma combined balance sheet is not necessarily indicative of what actual results would have been had the merger or issuance of VitalStream Holdings common stock to VitalStream occurred at the beginning of the period nor do they purport to indicate the results of future operations of VitalStream Holdings and VitalStream. The unaudited pro forma combined balance sheet should be read in conjunction with the accompanying notes and historical financial statements and notes to the financial statements of VitalStream Holdings and VitalStream.

PRO FORMA COMBINED BALANCE SHEET (Unaudited)
March 31, 2002

	VitalStream, Inc.	VitalStream Holdings Corporation	Pro forma Adjustments		Pro forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$112,671	$1,465,660	$(30,779	)(3)	$1,547,552
Accounts receivable, net	252,563	—	—		252,563
Prepaid expenses	60,221	24,256	—		84,477
Other	13,702	9,000	—		22,702
Deferred acquisition costs	89,474	—	(89,474	)(3)	—
Note receivable—VitalStream	—	400,000	(400,000	)(4)	—

Total current assets	528,631	1,898,916	(520,253)		1,907,294

Fixed assets, net	856,540	6,116	—		862,656
Goodwill	961,900	—	—		961,900
Other assets	76,595	—	—		76,595

	1,895,035	6,116	—		1,901,151

TOTAL ASSETS	$2,423,666	$1,905,032	$(520,253)		$3,808,445

LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$615,407	$114,060	$—		$729,467
Accrued compensation	187,987	23,780	—		211,767
Note payable to officer	63,729	—	—		63,729
Note payable—VitalStream Holdings	400,000	—	(400,000	)(4)	—
Other accrued expenses	77,307	—	—		77,307
Current portion of capital leases	159,274	—	—		159,274

Total current liabilities	1,503,704	137,840	(400,000)		1,241,544

Capital lease liability	103,701	—	—		103,701
Long-term liabilities	8,000	—	—		8,000

	111,701	—	—		111,701

Stockholders' equity
Series C Preferred Stock	17,300	—	(17,300	)(1)	—
Series B Preferred Stock	2,255	—	(2,255	)(1)	—
Series A Preferred Stock	53,333	—	(53,333	)(1)	—
Common Stock	115,573	6,563	93,918	(1)	22,097
			15,228	(2)
			(209,491	)(2)
			306	(3)
Additional paid-in capital	5,068,576	36,126,719	(21,030	)(1)	6,767,879
			(34,400,133	)(2)
			(6,253	)(3)
Deferred compensation	(114,000)	—	114,000	(3)	—
Accumulated deficit	(4,334,776)	(34,366,090)	34,366,090	(2)	(4,334,776)

Total shareholders' equity	808,261	1,767,192	(120,253)		2,455,200

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$2,423,666	$1,905,032	$(520,253)		$3,808,445

See Notes to Pro Forma Combined Balance Sheet

Notes to Pro Forma Combined Balance Sheet (Unaudited)
March 31, 2002

(1)
To record the conversion of VitalStream's preferred stock into 9,391,779 shares of VitalStream common stock. The shares of each of VitalStream's classes of preferred stock were converted prior to the Merger into the following amounts of shares of VitalStream common stock:

Series C Preferred Stock	1,730,000
Series B Preferred Stock	2,328,439
Series A Preferred Stock	5,333,340

Total shares of VitalStream common stock issued	9,391,779
(2)
To record the issuance of 15,228,521 shares of VitalStream Holdings common stock in exchange for all of the outstanding shares of VitalStream common stock and to record the recapitalization of VitalStream for the reverse acquisition.

(3)
To record 306,250 shares of VitalStream Holdings common stock issued as a finders fee, the write-off of $114,000 of deferred compensation expense and to record the actual and estimated cash transaction costs, as follows:

VitalStream legal fees	$89,431
Estimated cash paid to Brookstreet Securities Corporation	30,779

Total cash transaction costs	$120,210
(4)
To record the elimination of the intercompany promissory note.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. This prospectus does not offer to sell or buy any securities in any jurisdiction where it is unlawful. The information in this prospectus is current as of September 20, 2002

3,848,867 Shares of common stock

VITALSTREAM
HOLDINGS, INC.

3,848,867 SHARES OF COMMON STOCK

Prospectus

September 20, 2002

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following table sets forth the various expenses of the offering, sale and distribution of the offered securities being registered pursuant to this registration statement (the "Registration Statement"). All of the expenses listed below will be borne by the Company. All of the amounts shown are estimates except the SEC registration fees.

Item	Amount
SEC Commission registration fees	$71
Accounting fees and expenses	$10,000
Legal fees and expenses	$20,000
Blue sky fees and expenses	$3,000
Printing expenses	$1,000
Miscellaneous expenses	$5,929
Total:	$40,000

Item 15. Indemnification of Directors and Officers

        Our Articles of Incorporation provide that we shall indemnify our officers and directors against all expenses (including attorneys' fees), judgments and amounts paid in settlement (before or after suit is commenced), actually and necessarily incurred by them because they are or were a director or officer, unless they are adjudged to have been and negligent or to have engaged in misconduct in the performance of their duty.

        Our Articles of Incorporation also provide that officers and directors shall have no personal liability to the company or its stockholders for damages for breach of a fiduciary duty as a director or officer, except for damages resulting from (a) acts or omissions that involve intentional misconduct, fraud or a knowing violation of law, or (b) the payment of dividends in violation of the provisions of section 78.300 of the Nevada Revised Statutes, as amended or succeeded.

        Our Bylaws provide that we shall indemnify any officer or director who was or is a party or is threatened to be made a party to any action, suit, or proceeding (other than any action by or in the right of the corporation), by reason of the fact that he is or was a director or officer of the corporation, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with any such action, suit, or proceeding, if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        Our Bylaws provide that we shall indemnify any director or officer who was or is a party or is threatened to be made a party to any action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the company, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests, except that no indemnification shall be made with respect of any matter to which such person shall have been adjudged by a court of competent jurisdiction to be liable to the company or for amounts paid in settlement to the company, unless and only to the extent that a court shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses.

        The provisions of our Articles of Incorporation and Bylaws are limited by Section 78.751 of the NRS, which provides that a corporation may not indemnify a director or officer unless authorized in the specific case upon a determination by the board of directors, a committee of the board of directors, special legal counsel or by the stockholders that indemnification is proper in the circumstances.

        Our Bylaws provide that we shall pay expenses incurred by an officer or director in their defense in advance of the final disposition of the action. Furthermore, our Bylaws provide that we may purchase director and officer insurance to protect officers and directors against loss whether or not we has or would be able to indemnify the officers and directors against such loss. We have obtained insurance in this regard.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the company of expenses incurred or paid by a director, officer or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

        The following exhibits required by Item 601 of Regulations S-K promulgated under the Securities Act have been included herewith or have been filed previously with the SEC as indicated below.

Exhibit No.	Exhibit	Incorporated by Reference/ Filed Herewith
2.1	Agreement and Plan of Merger dated February 13, 2002 among the Company, VitalStream, Inc. and VitalStream Operating Corporation	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
4.1	Articles of Incorporation, as amended November 3, 1987	Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1988, File No. 001-10013
4.2	Certificate of Amendment to the Articles of Incorporation filed July 3, 1989	Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1989, File No. 001-10013
3.3	Designation of Rights, Privileges and Preferences of the 1995 Series Preferred Stock	Incorporated by reference to the Company's Registration Statement on Form SB-2, File No. 333-59963, filed with the SEC on June 5, 1995
3.4	Designation of Rights, Privileges and Preferences of 1998 Series A Preferred Stock	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on February 13, 1998, File No. 001-10013

4.3	Bylaws	Incorporated by reference to the Company's Registration Statement on Form S-4, SEC File No. 333-34298, filed with the SEC on September 14, 2000
4.4	Stock Purchase Warrant for dated April 23, 2002 issued to Brookstreet Securities Corporation	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
4.5	Stock Purchase Warrant dated April 23, 2002 issued to Gary T. Madrid	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
4.6	Stock Purchase Warrant dated April 23, 2002 issued to Joe Kowal	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
5	Opinion of Stoel Rives LLP	Filed herewith
10.1	Consulting and Finders Agreement dated February 13, 2002, by and among Brookstreet Securities Corporation, Gary T. Madrid, the Company and VitalStream, Inc.	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
10.2	Consulting and Finders Agreement dated February 13, 2002, by and between Joe Kowal and the Company	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
10.3	Registration Rights Agreement dated April 23, 2002, among the Company, Brookstreet Securities Corporation and Gary T. Madrid	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
10.4	Registration Rights Agreement dated April 23, 2002, between the Company and Joe Kowal	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
10.5	First Amendment to Registration Rights Agreement between the Company and Joe Kowal	Incorporated by reference to the Company's Registration Statement on Form S-2, File No. 333-96887, filed with the SEC on July 22, 2002
13.1	Quarterly Report on Form 10-Q for the period ended March 31, 2002	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on April 23, 2002, File No. 001-10013
23.1	Consent of Rose, Snyder & Jacobs	Filed herewith
23.2	Consent of Stoel Rives LLP	Included in Item 5
23.3	Consent of Grant Thornton LLP	Filed herewith

Item 17. Undertakings.

(a)
The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement:

(i)
To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on September 20, 2002.

VITALSTREAM HOLDINGS, INC.
By	/s/ PAUL S. SUMMERS Paul S. Summers President and Chief Executive Officer

ADDITIONAL SIGNATURES

Signature	Title	Date

/s/ PAUL S. SUMMERS Paul S. Summers	President, Chief Executive Officer, and Director (Principal Executive Officer and authorized representative of the Company in the United States)	September 20, 2002
/s/ KEVIN D. HERZOG Kevin D. Herzog	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 20, 2002
/s/ PHILIP N. KAPLAN Philip N. Kaplan	Director and Chief Operating Officer	September 20, 2002
Peter S.H. Grubstein	Director
/s/ LEONARD WANGER* Leonard Wanger	Director	September 20, 2002
By: /s/ PHILIP N. KAPLAN Philip N. Kaplan, Attorney-in-fact

EXHIBIT INDEX

        The following exhibits required by Item 601 of Regulations S-K promulgated under the Securities Act have been included herewith or have been filed previously with the SEC as indicated below.

Exhibit No.	Exhibit	Incorporated by Reference/ Filed Herewith
2.1	Agreement and Plan of Merger dated February 13, 2002 among the Company, VitalStream, Inc. and VitalStream Operating Corporation	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
4.1	Articles of Incorporation, as amended November 3, 1987	Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1988, File No. 001-10013
4.2	Certificate of Amendment to the Articles of Incorporation filed July 3, 1989	Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1989, File No. 001-10013
3.3	Designation of Rights, Privileges and Preferences of the 1995 Series Preferred Stock	Incorporated by reference to the Company's Registration Statement on Form SB-2, File No. 333-59963, filed with the SEC on June 5, 1995
3.4	Designation of Rights, Privileges and Preferences of 1998 Series A Preferred Stock	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on February 13, 1998, File No. 001-10013
4.3	Bylaws	Incorporated by reference to the Company's Registration Statement on Form S-4, SEC File No. 333-34298, filed with the SEC on September 14, 2000
4.4	Stock Purchase Warrant for dated April 23, 2002 issued to Brookstreet Securities Corporation	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
4.5	Stock Purchase Warrant dated April 23, 2002 issued to Gary T. Madrid	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
4.6	Stock Purchase Warrant dated April 23, 2002 issued to Joe Kowal	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
5	Opinion of Stoel Rives LLP	Filed herewith
10.1	Consulting and Finders Agreement dated February 13, 2002, by and among Brookstreet Securities Corporation, Gary T. Madrid, the Company and VitalStream, Inc.	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
10.2	Consulting and Finders Agreement dated February 13, 2002, by and between Joe Kowal and the Company	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
10.3	Registration Rights Agreement dated April 23, 2002, among the Company, Brookstreet Securities Corporation and Gary T. Madrid	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013

10.4	Registration Rights Agreement dated April 23, 2002, between the Company and Joe Kowal	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
10.5	First Amendment to Registration Rights Agreement between the Company and Joe Kowal	Incorporated by reference to the Company's Registration Statement on Form S-2, File No. 333-96887, filed with the SEC on July 22, 2002
13.1	Quarterly Report on Form 10-Q for the period ended March 31, 2002	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on April 23, 2002, File No. 001-10013
23.1	Consent of Rose, Snyder & Jacobs	Filed herewith
23.2	Consent of Stoel Rives LLP	Included in Item 5
23.3	Consent of Grant Thornton LLP	Filed herewith

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ABOUT THIS PROSPECTUS
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF OUR CAPITAL STOCK
EXPERTS AND LEGAL MATTERS
INFORMATION ABOUT OUR COMPANY
Supplementary Financial Information by Quarter, 2001 and 2000 (in thousands, except per share data)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
ADDITIONAL INFORMATION DELIVERED WITH THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
VITALSTREAM, INC. AND SUBSIDIARY TABLE OF CONTENTS
INDEPENDENT AUDITORS' REPORT
VITALSTREAM, INC. AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2000 AND 2001
VITALSTREAM, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE PERIODS FROM INCEPTION (MARCH 9, 2000) THROUGH DECEMBER 31, 2000 AND YEAR ENDED DECEMBER 31, 2001
VITALSTREAM, INC AND SUBSIDIARY CONSOLIDATED STATEMENTS OF SHAREHOLDERS
VITALSTREAM, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIODS FROM INCEPTION (MARCH 9, 2000) THROUGH DECEMBER 31, 2000 AND YEAR ENDED DECEMBER 31, 2001
VITALSTREAM, INC. AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2000 AND 2001
SITESTREAM, INC., DBA PUBLICHOST CONTENTS
INDEPENDENT AUDITORS' REPORT
SITESTREAM, INC. DBA PUBLICHOST BALANCE SHEETS DECEMBER 31, 1999 AND 2000
SITESTREAM, INC. DBA PUBLICHOST STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000
SITESTREAM, INC. DBA PUBLICHOST STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT) FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000
SITESTREAM, INC. DBA PUBLICHOST STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000
SITESTREAM INCORPORATED, DBA PUBLICHOST NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 1999 AND 2000
UNAUDITED PRO FORMA FINANCIAL STATEMENTS
CONTENTS
PRO FORMA COMBINED BALANCE SHEET (Unaudited) March 31, 2002
Notes to Pro Forma Combined Balance Sheet (Unaudited) March 31, 2002
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution
  Item 15. Indemnification of Directors and Officers
  Item 16. Exhibits.
  Item 17. Undertakings.
SIGNATURES
ADDITIONAL SIGNATURES
EXHIBIT INDEX